NOTICE TO READERS

This Annual Report (“Annual Report”) dated March 31, 2009, which includes our Management’s Discussion and Analysis of Financial Condition and Results of Operations for our fiscal year ended January 31, 2009 (“fiscal 2009 MD&A”) and our consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 (the “fiscal 2009 consolidated financial statements”), has been adjusted from the version originally filed with the Canadian Securities Administrator’s System for Electronic Document Analysis (“SEDAR”) on April 9, 2009.

This Annual Report has been adjusted to reflect our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations” (“SFAS 141R”). We adopted SFAS 141R retrospectively on February 1, 2009 and have accounted for its impact as a retrospective change in an accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). Our fiscal 2009 consolidated financial statements have been adjusted to reflect this retrospective adoption of SFAS 141R (the “adjusted fiscal 2009 statements”) and the adjusted fiscal 2009 statements have been filed on SEDAR on the date hereof.

The effect of retrospectively adopting SFAS 141R on our previously reported fiscal 2009 consolidated financial statements is described more fully in Note 18 to our adjusted fiscal 2009 statements. We have made corresponding changes in this Annual Report, including the fiscal 2009 MD&A, to reflect the effect of retrospectively adopting SFAS 141R.

Except for Note 17(b) and Note 18 to the adjusted fiscal 2009 financial statements, this Annual Report does not reflect events or developments subsequent to March 31, 2009.

September 30, 2009

THE DESCARTES SYSTEMS GROUP INC.

THE DESCARTES SYSTEMS GROUP INC.

2009 ANNUAL REPORT

US GAAP FINANCIAL RESULTS FOR 2009 FISCAL YEAR

TABLE OF CONTENTS

Letter from the CEO	..................................................................3

Management’s Discussion and Analysis of Financial Condition and Results of Operations	..................................................................4

Overview	..................................................................6

Consolidated Operations	..................................................................9

Quarterly Operating Results	................................................................16

Liquidity and Capital Resources	................................................................17

Commitments, Contingencies and Guarantees	................................................................19

Outstanding Share Data	................................................................21

Application of Critical Accounting Policies	................................................................22

Change In / Initial Adoption of Accounting Policies	................................................................23

Recent Accounting Pronouncements	................................................................24

Controls and Procedures	................................................................25

Trends / Business Outlook	................................................................25

Certain Factors That May Affect Future Results	................................................................28

Management’s Report on Financial Statements and Internal Control Over Financial Reporting	................................................................38

Reports of Independent Registered Chartered Accountants	................................................................39

Consolidated Balance Sheets	................................................................41

Consolidated Statements of Operations	................................................................42

Consolidated Statements of Shareholders’ Equity	................................................................43

Consolidated Statements of Cash Flows	................................................................44

Notes to Consolidated Financial Statements	................................................................45

LETTER FROM THE CEO

Dear Shareholders,

Fiscal 2009 was a year of record operational performance for Descartes. We delivered results to our customers with our leading logistics technology solutions and services, and our customers voted with their savings to use Descartes to help them achieve logistics excellence. In fiscal 2009 we generated cash, enhanced our balance sheet, and improved operating margins and performance. And, we did this in the face of global credit market challenges, declining global shipment volumes and unparalleled fluctuations in foreign currency values compared to the United States dollar. We’ve succeeded in a very tough environment.

For Descartes, fiscal 2009’s internal focus was to solidify our existing business. We concentrated on selling our existing solutions; operating our Global Logistics Network™; leveraging our existing intellectual property and other assets; integrating our previously completed acquisitions; and delivering leading logistics results to customers. We also continued to work with our community of more than 5,000 Global Logistics Network customers, trading partners, government agencies and business alliances to make the world a better place through logistics with technology solutions that reduce our customers’ carbon footprints, make international borders more secure and otherwise make deliveries more efficient. We believe we have strengthened as a company, and improved as a logistics community, through these efforts.

Our mission remains the same. We focus on bringing together shippers, transportation carriers, forwarders and government agencies and other logistics intermediaries, and encourage them to work together to create standardized business processes and improve efficiencies. We are a logistics-focused global network that manages multiple transportation methods (air, ocean, truck, contract carrier and private fleet) and multiple business processes. Our results-based and phased approach to engaging customers and assisting them in implementing our solutions proves the value of our solutions and the return on investment that can be realized by working together with Descartes. We focus on delivering value quickly to our customers while managing project risk. We continue to innovate, develop and support global logistics management solutions to differentiate our logistics intensive customers.

Our experienced employees specialize in operations, technology, marketing and sales. The team has deep domain expertise in logistics and distribution and can address the challenges our customers face with first-hand experience. We have cross-trained our field representatives so they can educate our customers on the comprehensive nature of our offerings. We have further developed our reseller and strategic partner channels and are creating logistics communities with our partners to extend our reach. Our reputation grows as our customers succeed.

Descartes is delivering and growing. Our software-as-a-service business model has proven effective and we believe our customer-focused strategy is a competitive differentiator. We have a proven platform for consolidating in our highly fragmented industry, and have already completed 2 new acquisitions in fiscal 2010 to complement our Global Logistics Network. We believe we are well-positioned for growth and focused on continuing to deliver results for our customers and shareholders.

Arthur Mesher,

Chief Executive Officer

Member of the Board of Directors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your,” and similar words.

The MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2009, is referred to as the “current fiscal year,” “fiscal 2009,” “2009” or using similar words. Our previous fiscal year, which ended on January 31, 2008, is referred to as the “previous fiscal year,” “fiscal 2008,” “2008” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2010 refers to the annual period ending January 31, 2010 and the “fourth quarter of 2010” refers to the quarter ending January 31, 2010.

This MD&A, which is prepared as of March 31, 2009, covers our year ended January 31, 2009, as compared to years ended January 31, 2008 and 2007. You should read the MD&A in conjunction with our audited consolidated financial statements for 2009. We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in the MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this Annual Report, including, but not limited to, statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings; our baseline calibration; our future business plans and business planning process; use of proceeds from previously completed financings or other transactions; future purchase price that may be payable pursuant to completed acquisitions and the sources of funds for such payments; allocation of purchase price for completed acquisitions; the impact of our customs compliance business on our revenues; mix of revenues between services revenues and license revenues; our expectations regarding the cyclical nature of our business, including an expectation that our third quarter will be strongest for shipping volumes and our first quarter will be the weakest; our plans to continue to allow customers to elect to license technology in lieu of subscribing to services; our anticipated loss of revenues and customers in fiscal 2010 and beyond and our ability to replace any corresponding loss of revenue; our ability to keep our operating expenses at a level below our baseline revenues; uses of cash; expenses, including amortization of intangibles; goodwill impairment tests and the possibility of future impairment adjustments; income tax provision and expense; effective tax rates applicable to future fiscal periods; anticipated tax benefits; statements regarding increases or decreases to deferred tax assets; the results of our Ontario retail sales tax audit and our ability to collect from our customers any additional retail sales tax assessed as part of the audit.; the effect on expenses of a weak US dollar; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; anticipated geographic break-down of business; our reinvestment of earnings of subsidiaries back into such subsidiaries; the sufficiency of capital to meet working capital and capital expenditure requirements; our ability to raise capital; the impact of new accounting pronouncements; the expensing of acquisition-related expenses for business combination transactions completed in fiscal 2010 and thereafter pursuant to SFAS 141R (as defined herein); and other matters related thereto constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” appearing in the MD&A. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

  OVERVIEW

We are a global provider of on-demand, software-as-a-service (SaaS) logistics technology solutions that help our customers make and receive shipments. Using our technology solutions, companies can reduce costs, save time, and enhance the service that they deliver to their own customers. Our technology-based solutions, which consist of services and software, connect people to their trading partners and enable business document exchange (bookings, bills of lading, status messages); regulatory compliance and customs filing; route and resource planning, execution and monitoring; inventory and asset visibility; rate and transportation management; and warehouse optimization. Our pricing model provides our customers with flexibility in purchasing our solutions on either a license or an on-demand basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), third party intermediaries (including third-party logistics providers, freight forwarders and customs brokers) and distribution-sensitive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market

Supply chain management has been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated, end-to-end solutions that combine business document exchange and mobile resource management applications (MRM) with end-to-end supply chain execution management (SCEM) applications, such as transportation management, routing and scheduling, and inventory visibility.

We believe logistics-intensive organizations are seeking new ways to differentiate themselves, drive efficiencies to offset escalating operating costs and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing and changes in day-to-day requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment gets delayed at the border, a customer changes an order or a breakdown occurs on the road, there are more and more issues that can significantly impact the status of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment time frames, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual and fragmented logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly for the majority of organizations. Further, these solutions don’t provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. The rate of adoption of newer logistics technology is evolving, but a disproportionate number of organizations still have manual business processes. This presents an opportunity for logistics technology providers to help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. We have been educating our prospects and customers on the value of connecting to trading partners through our logistics network and automating, as well as standardizing, business processes. Our customers are increasingly looking for a single source, web-based solution provider who can help them manage the end-to-end shipment process – from the booking of the move of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice relating to that move.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies who move freight by air, ocean or truck to automate their processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit its own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destination. With this in mind, in October 2008, we acquired Dexx bvba (“Dexx”), a Belgium-based customs filing and logistics messaging provider, to strengthen our Global Logistics Network regulatory filing solutions in the European market.

Solutions

Our solutions are primarily offered to two identified customer groups: transportation providers and logistics service providers (LSPs) who are served by our Global Logistics Network; and manufacturers, retailers and distributors (MRDs), who are served by our Delivery Management™ solutions. Our solutions enable our customers to purchase and use either one module at a time or combine several modules as a part of their end-to-end, real-time supply chain solution. This gives our customers an opportunity to add supply chain services and capabilities as their business needs grow and change.

Our Global Logistics Network helps transportation companies and LSPs better manage their shipment management process, optimize fleet performance, comply with regulatory requirements, expedite cross-border shipments and connect and communicate with their trading partners. Our Global Logistics Network is one of the world’s largest multimodal electronic networks focused on transportation providers, their trading partners and regulatory agencies.

LSPs are increasingly looking for technology to help them manage the end-to-end shipment lifecycle – from the booking of the shipment with the transportation provider to the settlement and audit of the invoice relating to the shipment. With our acquisition of Global Freight Exchange Limited (“GF-X”) in 2008, we added air cargo booking functionality to our Global Logistics Network to enable our customers to access technology to help them manage the entire air shipment lifecycle.

Our Delivery Management solutions help MRD enterprises reduce logistics costs, efficiently use logistics assets and decrease lead-time variability for their global shipments and regional operations. In addition, these solutions arm the customer service departments of private fleets and contract carriers with information about the location, availability and scheduling of vehicles so they can provide better information to their own clients. Our Delivery Management solutions are differentiated by the ability to combine planning, execution, messaging services and performance management into an integrated solution.

Sales and Distribution

Our sales efforts are primarily directed toward two specific customer markets: (a) transportation companies and LSPs; and (b) MRDs. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, Ibero-America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

Marketing

Marketing materials are delivered through targeted programs designed to reach our core customer groups. These programs include trade shows and user group conferences, partner-focused marketing programs, and direct corporate marketing efforts.

Significant 2009 Events

We reported net income of $20.2 million in 2009, which included an $11.7 million net, non-cash, deferred income tax recovery. This recovery was comprised of a $14.5 million reduction in our valuation allowance for deferred tax assets in the fourth quarter of 2009, less $2.8 million that was used to offset 2009 US and Sweden taxable income. This recovery arose because we determined that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in certain jurisdictions, including Canada, Netherlands and Australia..

On October 1, 2008 we acquired 100% of the outstanding shares of Dexx, a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (BCS), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The purchase price for this acquisition was approximately $1.7 million in cash and an additional $0.1 million in transactional costs.

On December 3, 2008, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by us of up to an aggregate of 5,244,556 Descartes common shares pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or the NASDAQ Stock Exchange (the "NASDAQ"), if and when we consider advisable.

On January 26, 2009 we went live with our Importer Security Filing (ISF) "10+2" service. This service is available to the more than 4,000 members of our GLN to help them comply with this latest United States Customs and Border Protection's (CBP) ISF "10+2" initiative.

Subsequent Events

On February 5, 2009 we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our GLN and extended our customs compliance solutions. Oceanwide's logistics business (“Oceanwide”) is focused on a web-based, hosted SaaS model that we believe is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Oceanwide provides solutions for; customs filing, including new 10+2 compliant advanced manifest solutions; automated customs broker interfaces (“ABI”); trade compliance; and logistics management software. The acquired logistics business employed approximately 45 people at offices in Montreal, Quebec and Miami, Florida. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, net of working capital received, was approximately $8.4 million in cash plus transaction costs.

On March 10, 2009, we completed the acquisition of all of the shares of Scancode Systems Inc. (“Scancode). Scancode provides its customers with a system that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. Scancode’s strength is in helping to manage small parcel shipments with postal services, courier carriers and over 150 less-than-truckload carriers. Scancode also has supporting warehouse and automated data collection functionality. The purchase price for this acquisition, net of working capital received, was approximately $6.5 million in cash plus transaction costs.

CONSOLIDATED OPERATIONS

The following table shows, for the years indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Total revenues	66.0	59.0	52.0
Cost of revenues	22.3	20.6	17.5
Gross margin	43.7	38.4	34.5
Operating expenses	30.0	27.5	26.2
Amortization of intangible assets	5.2	3.7	2.7
Contingent acquisition consideration	0.8	2.0	2.1
Impairment of goodwill	-	-	0.1
Restructuring recovery	-	-	(0.2)
Income from operations	7.7	5.2	3.6
Investment income	1.0	1.5	0.6
Income before income taxes	8.7	6.7	4.2
Income tax expense (recovery)	(11.5)	(15.7)	0.2
Net income	20.2	22.4	4.0

EARNINGS PER SHARE
BASIC	0.38	0.44	0.09
DILUTED	0.38	0.43	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands) BASIC DILUTED	52,961 53,659	51,225 52,290	45,225 46,475

Other Pertinent Information:
Total assets	145.9	126.4	71.3

Total revenues consist of services revenues and license revenues. Services revenues are principally comprised of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period. License revenues derive from licenses granted to our customers to use our software products.

The following table provides additional analysis of our services and license revenues (in millions of dollars and as a proportion of total revenues) generated over each of the years indicated:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Services revenues	61.0	54.5	46.8
Percentage of total revenues	92%	92%	90%

License revenues	5.0	4.5	5.2
Percentage of total revenues	8%	8%	10%
Total revenues	66.0	59.0	52.0

Ourservices revenues were $61.0 million, $54.5 million and $46.8 million in 2009, 2008 and 2007, respectively.

The increase in services revenues in 2009 from 2008 is primarily due to the inclusion in 2009 of a full year of services revenues from our 2008 acquisitions with services-based revenues, and a partial-year of 2009 revenues from our acquisition of Dexx. 2009 services revenues also increased due to increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

The increase in services revenues in 2008 from 2007 is primarily due to the inclusion in 2008 of a full year of services revenues from our 2007 acquisition of Flagship Customs Services, Inc. (“FCS”), a partial-year of 2008 revenues from our acquisition of GF-X and, to a lesser extent, other 2008 acquisitions. 2008 services revenues also increased due to increased customs compliance revenues from the ACE e-manifest initiative. The increase in 2008 was partially offset by a decrease in 2008 of recurring ocean services revenues as a result of certain customers of our legacy ocean services cancelling relatively large recurring revenue contracts effective in the third and fourth quarters of 2007 (“Legacy Ocean Services Cancellations”).

Our services revenues are dependent on the number of shipments being moved by our customers and, accordingly, our services revenues are somewhat subject to seasonal shipment volume trends across the various modes of transportation (i.e. air, ocean, truck) we serve. In our first fiscal quarter, we historically have seen lower shipment volumes in air and truck which impact the aggregate number of transactions flowing through our business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Ourlicense revenues were $5.0 million, $4.5 million and $5.2 million in 2009, 2008 and 2007, respectively. While our sales focus has been on generating services revenues in our on-demand, SaaS business model, we have continued to see a market for licensing the products in our Delivery Management suite to MRD and service provider enterprises. The amount of license revenue in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service.

As a percentage of total revenues, our services revenues were 92%, 92% and 90% in 2009, 2008 and 2007, respectively. Our high percentage of services revenues reflects our continued success in selling to new customers under our services-based business model rather than our former model that emphasized perpetual license sales.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our segmented revenues by geographic area of operation (in millions of dollars):

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Canada	8.5	8.9	5.7
Percentage of total revenues	13%	15%	11%

Americas, excluding Canada	39.8	34.5	31.9
Percentage of total revenues	60%	58%	61%

Europe, Middle-East and Africa (“EMEA”)	16.4	14.0	12.5
Percentage of total revenues	25%	24%	24%

Asia Pacific	1.3	1.6	1.9
Percentage of total revenues	2%	3%	4%
Total revenues	66.0	59.0	52.0

Revenues from Canada were $8.5 million, $8.9 million and $5.7 million in 2009, 2008 and 2007, respectively.

The decrease in 2009 as compared to 2008 was principally due to foreign exchange fluctuations, partially offset by increased customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

The increase in 2008 as compared to 2007 was principally due to the inclusion of a full year of revenues in 2008 from the predominantly Canada-based ViaSafe Inc. (“ViaSafe”) and, to a lesser extent, Cube Route Inc. (“Cube Route”), both of which we acquired in December 2006. Canadian revenues also increased due to customs compliance revenues from the ACE e-manifest initiative (as discussed further in the “Trends / Business Outlook” section of this MD&A).

Revenues from the Americas region, excluding Canada were $39.8 million, $34.5 million and $31.9 million in 2009, 2008 and 2007, respectively. The increase in 2009 as compared to 2008 was primarily due to the inclusion of revenues in 2009 from the acquisitions completed in the last quarter of 2008 as well as increased customs compliance revenues generated through services related to the ACE e-manifest initiative (as discussed in the “Trends / Business Outlook” section of this MD&A), partially offset by lower transactional revenues from the GLN in part due to lower global shipping volumes.

The increase in 2008 as compared to 2007 was due to the inclusion of a full year of revenues from the predominantly US-based FCS and partial-year revenues from other smaller acquisitions completed in 2008. These increases were partially offset by the loss in the third and fourth quarters of 2007 of recurring revenues from the Legacy Ocean Services Cancellations.

Revenues from the EMEA region were $16.4 million, $14.0 million and $12.5 million in 2009, 2008 and 2007, respectively. The increase in 2009 from 2008 was primarily due to the inclusion of a full year of revenues from GF-X in 2009, which we acquired in mid-August 2007, as well as revenues from Dexx, which we acquired at the beginning of October 2008.

The increase in 2008 from 2007 was primarily due to the inclusion of GF-X revenues from mid-August 2007 onward.

Revenues from the Asia Pacific region were $1.3 million, $1.6 million and $1.9 million in 2009, 2008 and 2007, respectively. The decrease in 2009 from 2008 was primarily due to higher professional services revenues in 2008 related to the licensing of our routing solutions.

The dollar amount of revenues for the Asia Pacific region decreased in 2008 from 2007 as 2007 included a large license deal from the sale of our Delivery Management solutions in China in the fourth quarter of 2007.

The following table provides additional analysis of cost of revenues (in millions of dollars) and the related gross margins for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Services
Services revenues	61.0	54.5	46.8
Cost of services revenues	21.3	19.8	16.4
Gross margin	39.7	34.7	30.4
Gross margin percentage	65%	64%	65%
License
License revenues	5.0	4.5	5.2
Cost of license revenues	1.0	0.8	1.1
Gross margin	4.0	3.7	4.1
Gross margin percentage	80%	82%	79%
Total
Revenues	66.0	59.0	52.0
Cost of revenues	22.3	20.6	17.5
Gross margin	43.7	38.4	34.5
Gross margin percentage	66%	65%	66%

Cost of services revenues consists of internal costs of running our systems and applications, as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support.

Gross margin percentage for services revenues were 65%, 64% and 65% in 2009, 2008 and 2007, respectively.

The gross margin increase in 2009 from 2008 was primarily a result of favourable foreign exchange rates on our non-US dollar expenses offset by increased employee compensation costs incurred to run our GLN.

The decrease in 2008 from 2007 was primarily due to incurring a one-time fee related to the termination of a hosting and management services contract with a vendor in the second half of 2008.

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees, referral fees and/or royalties.

Gross margin percentage for license revenues were 80%, 82%, and 79% in 2009, 2008 and 2007, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attract third-party technology costs, and vice versa. This was the primary contributor to the changes in license margins in 2009, 2008 and 2007.

Operating expenses (consisting of sales and marketing, research and development and general and administrative expenses) were $30.0 million, $27.5 million and $26.2 million for 2009, 2008 and 2007, respectively. The increase in operating expenses over those three years arose primarily from the addition of businesses that we acquired in those three years. As well, we expensed $0.3 million of acquisition-related costs in 2009 as a result of a recent change in GAAP for business combinations as discussed below in the section on general and administrative expenses and in Note 18 to our consolidated financial statements for 2009.

The following table provides additional analysis of operating expenses (in millions of dollars) for the years indicated:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Total revenues	66.0	59.0	52.0

Sales and marketing expenses	9.0	9.7	10.2
Percentage of total revenues	14%	16%	20%

Research and development expenses	11.4	10.5	9.0
Percentage of total revenues	17%	18%	17%

General and administrative expenses	9.6	7.3	7.0
Percentage of total revenues	15%	12%	13%
Total operating expenses	30.0	27.5	26.2

Sales and marketing expenses include salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses as a percentage of total revenues were 14%, 16% and 20% in 2009, 2008 and 2007, respectively. The decrease as a percentage of total revenues in 2009 from 2008 was primarily attributable to a reduction in the number of employees as a result of our more efficient deployment of existing resources and integrating acquisitions, leading to a decrease in employee compensation, as well as a favourable foreign exchange impact from our non-US dollar sales and marketing expenses.

The decrease in 2008, as compared to 2007, was primarily attributable to a reduction in the number of employees as a result of our more efficient deployment of existing resources and integrating acquisitions, leading to a decrease in employee compensation, travel expenses and third-party marketing consulting costs. This was partially offset by an increase in bad debt expense. The decrease as a percentage of total revenues is primarily attributable to integrating the sales and marketing functions of acquired entities into our global corporate organization.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in 2009, 2008 and 2007. Research and development expense was $11.4 million, $10.5 million and $9.0 million in 2009, 2008 and 2007, respectively. The increase in the 2009 from 2008 was primarily attributable to increased payroll and related costs from our 2008 acquisitions, partially offset by a favourable foreign exchange impact from our non-US dollar research and development expenses.

The increase in 2008, as compared to 2007, was primarily attributable to increased payroll and related costs from the ViaSafe, FCS and GF-X acquisitions in April 2006, July 2006 and August 2007, respectively.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees, acquisition-related expenses and other administrative expenses. General and administrative costs were $9.6 million, $7.3 million and $7.0 million in 2009, 2008 and 2007, respectively. The increase in 2009 from 2008 was primarily due to increased employee compensation and training costs in support of our global operations, as well as an increase in legal and compliance costs and US state taxes. The increase in 2009 from 2008 was also due to the inclusion of $0.3 million of acquisition-related costs, primarily professional fees, related to our acquisitions of Oceanwide and Scancode in the first quarter of 2010. Effective from the beginning of 2010, a recent change in GAAP for business combinations as discussed in Note 18 to our consolidated financial statements for 2009 required that we expense those acquisition-related costs in the period incurred. Previously, GAAP required that these expenses be capitalized as part of the purchase price for a completed business combination and were generally recorded as part of goodwill.

The increase in 2008 from 2007 was primarily due to increased compliance costs.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with acquisitions completed by us as of January 31, 2009. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities, as well as our asset impairment tests. Amortization of intangible assets was $5.2 million, $3.7 million and $2.7 million in 2009, 2008 and 2007, respectively. Amortization expense increased in 2009 from 2008 primarily as a result of including a full year of amortization for the GF-X intangible assets acquired in August 2007 and intangible assets acquired in other 2008 acquisitions, as well as the 2009 acquisition of Dexx in October 2008. As of January 31, 2009, the unamortized portion of all intangible assets amounted to $15.5 million.

Amortization expense increased in 2008 from 2007 primarily as a result of including a full year of amortization for the ViaSafe, FCS and Cube Route intangible assets. We also had a partial year of amortization for the GF-X intangible assets acquired in August 2007 and, to a much lesser extent, other 2008 acquisitions. Offsetting the amortization expense from the 2008 and 2007 acquisitions was a $0.4 million decrease from several components of our intangible assets that are now fully amortized.

We test the fair value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We performed an additional test at January 31, 2009 as a result of the deterioration in economic conditions and determined that there was no impairment. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related cash flows. No finite life intangible asset impairment has been identified or recorded for any of the fiscal periods reported.

Contingent acquisition consideration. As described more fully in Note 6 to our Consolidated Financial Statements for 2009, contingent acquisition consideration relates to our 2007 acquisitions of ViaSafe and FCS. It represents acquisition consideration that was placed in escrow for the benefit of the former shareholders, to be released over time contingent on the continued employment of those shareholders. If we terminate the employment of a former shareholder (other than for cause) prior to the escrow period expiring, the portion of the contingent acquisition consideration then remaining relating to that employee is released to the former shareholder and is expensed in the period that such shareholder’s employment is terminated. Contingent acquisition consideration of $0.8 million and $2.0 million expensed in 2009 and 2008, respectively, relates solely to FCS. Contingent acquisition consideration of $2.1 million expensed in 2007 relates to ViaSafe and FCS. For ViaSafe, $0.9 million of such consideration expensed in 2007 included contingent acquisition consideration released to former shareholders whose employment was terminated during 2007. No contingent acquisition consideration remains related to ViaSafe. For FCS, $1.2 million of contingent acquisition consideration was expensed in 2007. No contingent acquisition consideration related to FCS remains to be expensed at January 31, 2009.

Impairment of Goodwill was nil in 2009 and 2008 and $0.1 million in 2007.We performed our annual goodwill impairment tests in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) on October 31, 2008. Our testing indicated no evidence that goodwill impairment had occurred as at October 31, 2008. We performed an additional test at January 31, 2009 as a result of the deterioration in economic conditions and determined that there was no impairment. In addition, we will continue to perform quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amount, and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified. During 2009, we recorded an aggregate of $0.4 million of goodwill on our consolidated balance sheets related to the acquisition of Dexx, as well as purchase price adjustments relating to some of our 2008 acquisitions. During 2008, we recorded an aggregate of $4.6 million of goodwill on our consolidated balance sheets related to the OTB Acquisition and the acquisitions of GF-X, RouteView, PCTB and Mobitrac. During 2007, we recorded an aggregate of $20.4 million of goodwill on our consolidated balance sheets related to our acquisitions of ViaSafe, FCS and Cube Route.

Restructuring recovery was nil in 2009 and 2008 and $0.2 million in 2007, relating to our past restructuring plans. The activities under all restructuring initiatives are completed and we do not expect any additional restructuring expenses in connection with any of our restructuring initiatives. During 2007 we had net favourable revisions to our restructuring provisions totaling $0.2 million related primarily to the sublease of certain offices.

Investment income was $1.0 million, $1.5 million and $0.6 million in 2009, 2008 and 2007, respectively. The decrease in investment income in 2009 from 2008 is principally a result of lower interest rates in 2009.

The increase in investment income in 2008 from 2007 is principally a result of higher invested cash balances subsequent to the first quarter of 2008 from the bought deal share offering completed near the end of the first quarter of 2008 (approximately 5.2 million shares) (the “Fiscal 2008 Bought Deal”).

Income tax expense (recovery) is comprised of current and deferred income tax expense (recovery).

Income tax expense – currentwas $0.2 million, $0.3 million and $0.2 million in 2009, 2008 and 2007, respectively. Current income taxes arise primarily from the estimate of our US taxable income that will be subject to federal alternative minimum tax and not fully sheltered by our loss carryforwards in certain US states.

Income tax recovery – deferredwas a recovery of $11.7 million and $16.0 million in 2009 and 2008, respectively and nil for 2007.

A deferred tax asset of $30.2 million has been recorded on our 2009 consolidated balance sheet for tax benefits that we currently expect to realize in future years. We have provided a valuation allowance of $48.8 million in 2009 for the amount of tax benefits that are not currently expected to be realized. In determining the valuation allowance, we considered various factors by taxing jurisdiction, including our currently estimated taxable income over future periods, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and, as a consequence, result in an increase (recovery) or decrease (expense) to the deferred tax assets recorded on our consolidated balance sheets.

Overall, we generated net income of $20.2 million, $22.4 million and $4.0 million in 2009, 2008 and 2007, respectively. The decrease in 2009 from 2008 was primarily a result of a $11.7 million deferred income tax recovery in 2009 as compared to a $16.0 million deferred income tax recovery in 2008, a $2.5 million increase in operating expenses, a $1.5 million increase in amortization of intangible assets, and a $0.5 million decrease in investment income. Partially offsetting these decreases was a $5.3 million increase in gross margin in 2009 from 2008 and a $1.2 million reduction in contingent acquisition consideration expensed in 2009 from 2008.

The increase in 2008 from 2007 was primarily a result of the $16.0 million deferred income tax recovery, a $3.9 million increase in gross margin, and a $0.9 million increase in investment income. Partially offsetting these increases was a $1.3 million increase in operating expenses and a $1.0 million increase in amortization of intangible assets.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters ended on the date indicated.

	April 30,	July 31,	October 31,	January 31,	Total
	2008	2008	2008	2009
2009
Revenues	16,289	17,110	16,965	15,680	66,044
Gross margin	10,602	11,018	11,385	10,686	43,691
Operating expenses	7,449	7,659	7,676	7,212	29,996
Net income	1,054	1,392	2,318	15,446	20, 210
Basic and diluted earnings per share	0.02	0.03	0.04	0.29	0.38
Weighted average shares outstanding (thousands):
Basic	52,933	52,942	52,965	53,002	52,961
Diluted	53,636	53,620	53,697	53,683	53,659

	April 30,	July 31,	October 31,	January 31,	Total
	2007	2007	2007	2008
2008
Revenues	13,288	14,263	15,463	16,011	59,025
Gross margin	8,716	9,408	9,995	10,266	38,385
Operating expenses	6,468	6,832	7,171	7,022	27,493
Net income	1,128	1,682	1,697	17,936	22,443
Basic earnings per share	0.02	0.03	0.03	0.34	0.44
Diluted earnings per share	0.02	0.03	0.03	0.33	0.43
Weighted average shares outstanding (thousands):
Basic	46,672	52,354	52,801	52,924	51,225
Diluted	48,221	53,401	53,715	53,721	52,290

Our operations continue to have seasonal trends. In our first fiscal quarter, we historically have seen lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In our second fiscal quarter, we historically have seen an increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third quarter, we have historically seen shipment and transactional volumes at their highest. In the fourth quarter, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive.

Revenues have been positively impacted by the ten acquisitions that we have completed since the beginning of 2007. In addition, over the past two fiscal years we have seen increasing transactions processed over our GLN business document exchange as we help our customers comply with electronic filing requirements of new US and Canadian customs regulations, including the CBP ACE e-manifest filing initiative described in more detail in the “Trends / Business Outlook” section later in this MD&A.

Revenues increased in the second quarter of 2008 over the previous quarter, principally due to the performance of our ocean and customs compliance services. Revenues increased in the third quarter of 2008 by $1.2 million over the previous quarter, principally due to our acquisition of GF-X in that quarter. Revenues also increased in the fourth quarter of 2008 primarily as a result of our acquisitions of RouteView, PCTB and Mobitrac in that quarter.

Net income in the fourth quarter of 2008 was significantly impacted by an income tax recovery of $16.0 million resulting from a reduction in the valuation allowance for our deferred tax assets. Net income in the first, second and third quarters of 2009 was impacted by a deferred tax expense of $0.5 million, $0.5 million and $0.4 million, respectively, as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our US taxable income for the first three quarters of 2009. The expense in the third quarter of 2009 was net of a recovery of $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. Net income in the fourth quarter of 2009 was significantly impacted by an income tax recovery of $13.1 million resulting from a reduction in the valuation allowance for our deferred tax assets. The recovery in the fourth quarter of 2009 was net of a deferred tax expense of $1.0 million as we used some of the tax loss carryforwards that are included in the deferred tax asset to offset our taxable income in the US and Sweden.

In 2009, our revenues followed seasonal trends with our second quarter of 2009 reflecting the period when our customers negotiate new ocean contracts and update rates using our technology services. Commencing in the third quarter of 2009, Dexx contributed to our total revenues. However, this increase in revenues in the fourth quarter was offset by large foreign currency translation impact, primarily from converting Canadian dollar and British pound sterling revenues to US dollars. Similarly, while our operating expenses were relatively unchanged throughout the first three quarters of 2009, there was a decrease in fourth quarter operating expenses principally as a result of foreign currency translation to US dollars. Our net income in the fourth quarter of 2009 was also impacted by approximately $0.3 million from a change to GAAP that required acquisition-related costs to be expensed in the period incurred as discussed in Note 18 to our consolidated financial statements for 2009. Prior GAAP required us to capitalize such costs as part of the purchase price for a business combination, generally to goodwill.

Our weighted average shares outstanding has increased since the first quarter of 2008, principally as a result of the Fiscal 2008 Bought Deal, the GF-X acquisition in the third quarter of 2008 (approximately 0.5 million shares) and periodic employee stock option exercises.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, long-term borrowings and sales of debt and equity securities. As at January 31, 2009, we had $57.6 million in cash and cash equivalents and short-term investments and $2.4 million in unused available lines of credit, none of which was held in asset-backed commercial paper. As at January 31, 2008, we had $44.1 million in cash and cash equivalents and $3.0 million in available lines of credit.

We believe that, considering the above, we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of current operating leases, and additional purchase price that may become payable pursuant to the terms of previously completed acquisitions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes. We expect, from time to time, to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake a financing transaction in connection with any such potential strategic transaction. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

To the extent that any of our non-Canadian subsidiaries have earnings, our intention is that these earnings be re-invested in such subsidiary indefinitely. Accordingly, to date we have not encountered legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. To the extent there are restrictions, they have not had a material effect on the ability of our Canadian parent to meet its financial obligations.

The table set forth below provides a summary of cash flows for the years indicated in millions of dollars:

Year ended	January 31,	January 31,	January 31,
	2009	2008	2007
Cash provided by operating activities	18.7	11.9	6.5
Additions to capital assets	(1.4)	(1.1)	(1.4)
Acquisition of subsidiaries and acquisition-related costs	(3.2)	(13.3)	(30.4)
Issuance of common shares, net of issue costs	0.2	23.3	13.8
Effect of foreign exchange rates on cash and cash equivalents and short-term investments	(0.8)	1.4	0.4
Net change in cash and cash equivalents and short-term investments	13.5	22.2	(11.1)
Cash and cash equivalents and short-term investments, beginning of year	44.1	21.9	33.0
Cash and cash equivalents and short-term investments, end of year	57.6	44.1	21.9

Cash provided by operating activities was $18.7 million, $11.9 million and $6.5 million for 2009, 2008 and 2007, respectively. The increase in cash provided by operating activities in 2009 from 2008, was principally due to improved operating performance in 2009.

The increase in cash provided by operating activities in 2008, as compared to 2007, was principally due to the 2007 use of $4.0 million of cash to establish the contingent acquisition consideration escrow for the former shareholders of FCS in connection with our acquisition of FCS, as well as improved operating performance in 2008.

Additions to capital assets of $1.4 million, $1.1 million and $1.4 million in 2009, 2008 and 2007, respectively, were primarily composed of investments in computing equipment and software to support our global operations and GLN.

Acquisition of subsidiaries and acquisition-related costs of $3.2 million in 2009 includes $1.5 million related to the acquisition of Dexx, $0.7 million related to our acquisition of GF-X as well as additional purchase price related to the acquisitions of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc. (“the OTB Acquisition”) ($0.3 million) and RouteView ($0.3 million), and cash that was previously held back in connection with another acquisition ($0.1 million) , as well as $0.2 million of cash paid related to acquisitions that we made in 2008 and 2007.

In 2008, we paid cash of $13.3 million which represents $6.2 million for the acquisition of GF-X, $1.1 million related to the OTB Acquisition, $3.0 million related to the acquisition of RouteView, $2.1 million for the acquisition of PCTB and $0.5 million related to the acquisition of Mobitrac, as well as $0.4 million of cash paid related to acquisitions that we made in 2007.

2007 cash paid of $30.4 million represents our 2007 purchases of ViaSafe, FCS and Cube Route, net of cash acquired, and the final $0.1 million ‘earn-out’ payment related to our acquisition of Tradevision AB (“Tradevision”) in 2003. These amounts exclude $4.0 million of cash that was used to establish the contingent acquisition consideration escrow in connection with the FCS acquisition, as the cash used to establish this escrow was included in the calculation of the cash used in operating activities.

Issuance of common shares of $0.2 million in 2009 is comprised of cash proceeds from the exercise of employee stock options.

Issuance of common shares of $23.3 million in 2008 is comprised of $21.6 million net cash proceeds received from the Fiscal 2008 Bought Deal and $1.7 million from the exercise of employee stock options.

Issuance of common shares of $13.8 million in 2007 is comprised of $13.6 million net cash proceeds received from a bought deal financing completed in the first quarter of 2007 and $0.2 million from the exercise of employee stock options.

Working capital. As at January 31, 2009, our working capital (current assets less current liabilities) was $62.5 million. Current assets include $47.4 million of cash and cash equivalents, $10.2 million of short-term investments, $8.7 million in current trade receivables and a $5.5 million deferred tax asset. Our working capital has increased since January 31, 2008 by $13.9 million primarily as a result of our 2009 operating activities, partially offset by cash used for acquisitions and capital asset additions.

Cash and cash equivalents and short-term investments. As at January 31, 2009, all funds were held in interest-bearing bank accounts, bearer deposit notes or certificates of deposit, primarily with major Canadian and US banks. Cash and cash equivalents include short-term deposits and debt securities with original maturities of three months or less. At January 31, 2009, we held no investments in ABCP.

At various times in 2008 and 2007, we invested in marketable securities. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper. Short-term investments in 2008 and 2007 included marketable securities that were composed of debt securities maturing within 12 months from the balance sheet date. Those debt securities were marked-to-market with the resulting gain or loss included in other comprehensive income (loss).

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

Years Ended January 31,
2010	1.7
2011	1.3
2012	1.0
2013	1.0
2014	1.0
Thereafter	2.8
8.8

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.8 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with the March 6, 2007 acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash may be payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in 2009, and up to $0.4 million remains eligible to be earned by the previous owners.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the first year post-acquisition period. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Ontario Retail Sales Tax Audit

During 2009, we were selected for an Ontario Retail Sales Tax (“ORST”) audit. The audit encompasses all of our Ontario revenues. The audit is on-going as at March 31, 2009, however, the primary issue identified is our failure to collect ORST on certain Descartes services and products. If additional amounts are assessed that previously should have been collected by us from our customers, then we will attempt to collect this additional ORST from our customers.

We have estimated that the maximum additional tax expense resulting from the ORST audit would be $0.6 million, however, net of ORST we expect to collect from customers, we estimate the additional tax expense to be $0.1 million. Accordingly, the net impact of $0.1 million has been included in our financial statements for the year ending January 31, 2009. We anticipate that the audit will be substantially completed during the first half of fiscal 2010.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of March 31, 2009, we had 53,013,527 common shares issued and outstanding.

As of March 31, 2009, there were 5,342,595 options issued and outstanding, and 221,507 remaining available for grant under all stock option plans.

On April 26, 2007, we closed the Fiscal 2008 Bought Deal, which raised gross proceeds of CAD$25.0 million (equivalent to approximately $22.3 million at the time of the transaction) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from the Company, Mr. Mesher and Mr. Ryan, respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million at the time of the transaction. We used the net proceeds of the offering to fund our 2008 and 2009 acquisitions as identified in Note 3 to our Consolidated Financial Statements for 2009 and for general corporate purposes and working capital.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

On December 3, 2008, we announced that the TSX had approved the purchase by us of up to an aggregate of 5,244,556 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or NASDAQ, if and when we consider advisable.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with US GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operation. Our significant accounting policies are discussed in Note 2 to the Consolidated Financial Statements for 2009.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors. In addition, the board of directors has reviewed the accounting policy disclosures in this MD&A.

The following discusses the critical accounting estimates and assumptions that management has made under these policies and how they affect the amounts reported in the 2009 Consolidated Financial Statements:

Revenue recognition

In recognizing revenue, we make estimates and assumptions on factors such as the probability of collection of the revenue from the customer, whether the sales price is fixed or determinable, the amount of revenue to allocate to individual elements in a multiple element arrangement and other matters. We make these estimates and assumptions using our past experience, taking into account any other current information that may be relevant. These estimates and assumptions may differ from the actual outcome for a given customer which could impact operating results in a future period.

Long-Lived Assets

We test long-lived assets for recoverability when events or changes in circumstances indicate evidence of impairment.

In connection with business acquisitions that we have completed, we identify and estimate the fair value of net assets acquired, including certain identifiable intangible assets (other than goodwill) and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Intangible assets include customer agreements and relationships, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Our impairment analysis contains estimates due to the inherently speculative nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results will differ, which could materially impact our impairment assessment.

In the case of goodwill, we test for impairment at least annually at October 31 of each year and at any other time if any event occurs or circumstances change that would more likely than not reduce our enterprise value below our carrying amount. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Income Taxes

We have provided for income taxes based on information that is currently available to us. Tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. At January 31, 2009, we have recorded deferred tax assets of $30.2 million on our consolidated balance sheet for tax benefits that we currently expect to realize in future periods. During 2009 we determined that there was sufficient positive evidence such that it was more likely than not that we would use a portion of our tax loss carryforwards to offset taxable income in Canada, Netherlands, Sweden, and Australia in future periods. This positive evidence includes that we have earned cumulative income after permanent differences in each of these jurisdictions in the current and two preceding tax years. Accordingly, we reduced our valuation allowance for our deferred tax assets by $14.5 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in these jurisdictions over the ensuing six-year period. In making the projection for the six-year period, we made certain assumptions, including the following: (i) that the current economic downturn will result in reduced profit levels in fiscal 2010 and 2011, with a return to a level of income consistent with the current income levels in 2012 and beyond; (ii) that there will be continued customer migration from technology platforms owned by our US entity and our Swedish entity to a technology platform owned by another entity in our corporate group, further reducing taxable income in the US and Sweden; and (iii) that tax rates in these jurisdictions will be consistent over the six-year period of projection, except in Canada where rates are expected to decrease through 2013 and then remain consistent thereafter. Any further change to decrease the valuation allowance for the deferred tax assets would result in an income tax recovery on the consolidated statements of operations. If we achieve and maintain a consistent level of profitability, the likelihood of additional reductions to our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our business jurisdictions will increase.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007, which is our fiscal year ending January 31, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of SFAS 157 on February 1, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is

Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP became effective on October 10, 2008, and applies to prior periods for which financial statements have not yet been issued. We adopted FSP 157-3 on October 10, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”), effective for fiscal years beginning after November 15, 2007, which is our year ending January 31, 2009. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Our financial instruments are currently composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our adoption of SFAS 159 on February 1, 2008 did not have a material impact on our results of operations and financial condition to date and we have not elected to apply the fair value option to any of our eligible financial instruments and other items to date.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent issued accounting pronouncements not yet adopted

We are currently in the process of assessing the anticipated impact that the deferred portion of SFAS 157 will have on our results of operations and financial condition once effective.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. We are currently in the process of assessing the anticipated impact SFAS 141R will have on our results of operations and financial condition once effective. We currently believe that the adoption of SFAS 141R will result in the inclusion of certain types of expenses related to future business combinationsin our results of operations that we currently capitalize pursuant to existing accounting standards and may also impact our financial statements in other ways. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs which were presented in prepaid expenses and other. We have adopted SFAS 141R retrospectively on February 1, 2009 and have accounted for its impact as a retrospective change in an accounting principle under SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). The effect of adopting SFAS 141R on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described more fully in Note 18 to our consolidated financial statements for 2009.

In April 2008, the FASB issued FSP 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets”. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. We are currently in the process of assessing the anticipated impact FSP 142-3 will have on our results of operations and financial condition once effective.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of EITF 08-7 to have a material impact on its consolidated financial statements.

CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management evaluated our disclosure controls and procedures (as defined in National Instrument 52-109) as of January 31, 2009. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting (as defined in National Instrument 52-109) as of January 31, 2009, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2009, our internal control over financial reporting was effective.

Our management has not conducted an assessment of the internal control over financial reporting of our wholly-owned subsidiary, Dexx bvba (“Dexx”), which we acquired on October 1, 2008. The conclusions of our Chief Executive Officer and Chief Financial Officer in this Annual Report regarding the effectiveness of our internal control over financial reporting as of January 31, 2009 does not include the internal control over financial reporting of Dexx. Dexx’s contribution to our consolidated financial statements for the year ended January 31, 2009 was less than 1% of both consolidated total revenues and net income. Additionally, Dexx’s total assets and net liabilities as of January 31, 2009 were less than 1% of consolidated total assets and net assets, respectively.

TRENDS / BUSINESS OUTLOOK

This section discusses our outlook for 2010 as of the date of this MD&A, and contains forward-looking statements.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation, or the freight market in general, include legal and regulatory requirements; timing of contract renewals between our customers and their own customers; seasonal-based tariffs; vacation periods applicable to particular shipping or receiving nations; weather-related events or natural disasters, that impact shipping in particular geographies; availability of credit to support shipping operations; economic downturns, and amendments to international trade agreements. As many of our services are sold on a “per shipment” basis, we anticipate that our business will continue to reflect the general cyclical and seasonal nature of shipment volumes with our third quarter being the strongest quarter for shipment volumes (compared to our first quarter being the weakest quarter for shipment volumes).

In 2006, US Customs and Border Protection (“CBP”) launched its e-manifest initiative requiring trucks entering the US to file an electronic manifest through its Automated Commercial Environment (“ACE”), providing the CBP with an advance electronic notice of the contents of the truck. Such filings are now mandatory at land ports of entry into the US. Similar filings are required for ocean vessels and airplanes at US air and sea ports. CBP has implemented enhancements to this ACE e-manifest initiative, called “10 + 2” enhancements, that require additional data and filings to be provided to CBP in 2010, starting with ocean shipments. We have various customs compliance services specifically designed to help air, ocean and truck carriers comply with this ACE e-manifest initiative and have recently launched our 10 + 2 solution and acquired additional 10+2 solutions and customers as part of our acquisition of Oceanwide. If the roll-out of these initiatives continues as scheduled and compliance is rigidly enforced by CBP, then we anticipate that our revenues will be positively impacted in 2010. A similar e-manifest initiative is being developed for Canada by the Canadian Border Service Agency and may be effective and enforced in 2010.

In fiscal 2009, our services revenues comprised approximately 92% of our total revenues, with the balance being license revenues. We expect that our focus in 2010 will remain on generating services revenues, primarily by promoting use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We do, however, anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter between services revenues and license revenues will be impacted by the buying preferences of our customers.

In the latter half of fiscal 2009 and in to fiscal 2010, we have seen a massive global economic downturn that has impacted all areas of the economy, including employment, the availability of credit, manufacturing and retail sales. With economic conditions impacting what is being built and sold, we anticipate that there will be an impact on volumes that are shipped. Portions of our revenues are dependent on the amount of goods being shipped, the types of goods being shipped, the modes by which they are being shipped and/or the number of aggregate shipments. Accordingly, we are planning for our transaction revenues to be adversely impacted by the global economic downturn in fiscal 2010.

In addition, in fiscal 2010 we anticipate that some of our customers will be impacted by the global economic downturn in such a manner that they will either choose to reduce or eliminate their use of some of our services. In particular, in 2010 we anticipate that we will lose approximately $3 million in annual recurring revenues as customers cease using our legacy ocean contract services and other legacy applications. We can provide no assurance that we will be able to replace that recurring revenue.

We also have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts, particularly for our ocean products, which provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. Based on our historical experience, we anticipate that over a one-year period we may lose approximately 3% or more of our aggregate revenues in the ordinary course. This 3% is in addition to the $3 million in annual recurring revenues that we anticipate losing in fiscal 2010. There can be no assurance that we will be able to replace such lost revenue with new revenue from new customer relationships or from existing customers.

We internally measure and manage our “baseline operating expenses,” which we define as our total expenses less interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). We currently intend to manage our business with the goal of having our baseline operating expenses for a period be between 75% and 80% of our total revenues for that period. We also internally measure and monitor our visible, recurring and contracted revenues, which we refer to as our “baseline revenues”. In the first quarter of 2010, we intend to continue to manage our business with our baseline operating expenses at a level below our baseline revenues. We refer to the difference between our baseline revenues and baseline operating expenses as our “baseline calibration”. At March 11, 2009, using foreign exchange rates that existed at January 31, 2009, we estimated that our baseline revenues for the first quarter of 2010 were $16.0 million and our baseline operating expenses were $12.5 million. We consider this to be baseline calibration of $3.5 million for the first quarter of 2010, or approximately 22% of our baseline revenues, determined as of March 11, 2009.

In fiscal 2010, we anticipate that we will need to re-calibrate our business when and if recurring revenues exit our business. We expect that re-calibration of our business will include the reduction of expenses through the implementation of cost reduction initiatives and further acceleration of integration activities for acquired companies. In the first quarter of 2010, we started cost reduction activities in anticipation of the $3 million in annual recurring revenues that we plan on losing in 2010 because of the departure of customers of our legacy products and services.

We anticipate that in fiscal 2010, the significant majority of our business will continue to be in the Americas, with the EMEA region being the bulk of the remainder of our business. We believe we currently have some significant opportunities in the Americas region. We anticipate that revenues from the Asia Pacific Region will continue to represent less than 5% of our total revenues in fiscal 2010.

We estimate that amortization expense for existing intangible assets will be $4.5 million for 2010, $4.0 million for 2011, $2.4 million for 2012, $1.3 million for 2013 and $3.3 million thereafter, assuming that no impairment of existing intangible assets occurs in the interim.

We performed our annual goodwill impairment tests in accordance with SFAS 142 on October 31, 2008 and updated the analysis as of January 31, 2009 and reconfirmed the October determination that there was no evidence of impairment as of January 31, 2009. We are currently scheduled to perform our next annual impairment test on October 31, 2009. In addition, we will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

In 2009, we spent $1.3 million ($1.1 million in 2008) on capital expenditures and expect that 2010 expenditures will be above that level as we invest in our network and build out infrastructure. Capital expenditures were $0.4 million in the fourth quarter of 2009, and we expect they will be between $0.3 and $0.4 million in the first quarter of 2010.

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. Our operations operate in their local currency environment and use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity. Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. We also hold some of our cash in foreign currencies. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. We can make no accurate prediction of what will happen with international currency exchange rates in 2010. However, if the US dollar is weak in comparison to foreign currencies, then we anticipate this will increase the expenses of our business and have a negative impact on our results of operations.

As of January 31, 2009, our gross amount of unrecognized tax benefits was approximately $4.8 million. We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions that may be taken, although at this time a reasonable estimate of the possible increase cannot be made.

In the fourth quarter of 2008, we determined that there was sufficient positive evidence such that it was more likely than not that, in future periods, we would use a portion of our tax loss carryforwards to offset taxable income in the US. Accordingly, we reduced our valuation allowance for our deferred tax assets by $16.0 million, representing the amount of tax loss carryforwards that we projected would be used to offset taxable income in the US over the ensuing six-year period. In the third quarter of 2009, we reduced our valuation allowance by $0.4 million as a result of the recognition of certain deferred tax assets in Sweden. During the last quarter of fiscal 2009, we concluded that there was sufficient positive evidence to support the recognition of a portion of the deferred tax assets in Canada, Netherlands and Australia, and an additional amount in Sweden. The recognition of these deferred tax asset balances resulted in a one-time gain reported on the consolidated financial statements of $14.5 million. This gain was partly offset through the utilization of previously recognized deferred tax assets in the amount of $2.8 million, resulting in a net gain of $11.7 million.

The amount of any tax expense in a period will depend on the amount of taxable income, if any, we generate in a jurisdiction and our then current effective tax rate in that jurisdiction. We can provide no assurance as to the timing or amounts of any income tax expense or expensing of deferred tax assets, nor can be we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

Our anticipated tax rate for a period is difficult to predict and may vary from period to period as it depends on factors including the actual jurisdictions in which revenues are earned, the tax rates in those jurisdictions, tax assessments and the amount of tax losses, if any, we have available to offset this income. This is particularly so in the US where we are taxed on a state-by-state basis. Based on our current understanding of our geographical revenue mix, revenue pipeline, tax filings and available tax losses, we currently anticipate that our effective tax rate for fiscal 2010 will be in the range of 60-69%.

We intend to actively explore business combinations in 2010 to add complementary services, products and customers to our existing businesses. In the first quarter or 2010, we completed the acquisitions of Oceanwide and Scancode. Going forward, we intend to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, will listen to our customers’ suggestions as they relate to consolidation opportunities. Depending on the size and scope of any such business combination, or series of contemplated business combinations, we may need to raise additional debt or equity capital. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

General economic conditions may affect our business, results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, the disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. These conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the US and other countries.

Our existing customers might cancel existing contracts with us, fail to renew contracts on their renewal dates, and fail to purchase additional services and products, or consolidate contracts with acquired companies.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System (AESDirect). In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In 2007, for example, we lost certain customers due to the Legacy Ocean Services Cancellations who generated significant recurring revenues. In 2010, we expect to lose $3 million in annual recurring revenues from departing services customers in addition to the normal 3% annual revenue attrition we plan for. We can provide no assurance that we will not lose additional customers in the future or be able to replace any lost revenues.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity in our customer base.

Disruptions in the movement of freight could negatively affect our revenues.

Our business is highly dependent on the movement of freight from one point to another as we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, whether as a result of labour disputes or weather or natural disaster, or caused by terrorists, political or security activities, contagious illness outbreaks, or otherwise, then our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our revenues will not be adversely affected by such events.

We have a substantial accumulated deficit and a history of losses and may incur losses in the future.

As at January 31, 2009, our accumulated deficit was $362.6 million. Although we have been profitable for each quarter of the past four years, we had losses in 2005 and prior fiscal periods. While we are encouraged by our recent profits, our profits in 2006 benefited from one-time gains on the disposition of an asset and a significant portion of our net income and earnings per share in the fourth quarter of each of 2008 and 2009 benefited from a non-cash, net deferred income tax recovery of $16.0 million and $11.7 million, respectively. There can be no assurance that we will not incur losses again in the future. We believe that the success of our business and our ability to remain profitable depends on our ability to keep our baseline operating expenses to a level at or below our baseline revenues. There can be no assurance that we can generate further expense reductions or achieve revenues growth, or that any expense reductions or revenues growth achieved can be sustained, to enable us to do so. If we fail to maintain profitability, this would increase the possibility that the value of your investment will decline.

If we need additional capital in the future and are unable to obtain it as needed or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, long-term borrowings, and the sale of our debt and equity securities. As at January 31, 2009, we had cash and cash equivalents and short-term investments of approximately $57.6 million and $2.4 million in unutilized operating lines of credit.

While we believe we have sufficient liquidity to fund our current operating and working capital requirements, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, with the recent global economic downturn and its impact on credit and capital markets, there can be no assurance that we will be able to undertake such a financing transaction. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those attaching to our common shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Making and integrating acquisitions involves a number of risks that could harm our business.

We have in the past acquired, and in the future expect to seek to acquire, additional products, services, customers, technologies or businesses that we believe are complementary to ours. For example, in 2010 we’ve already acquired 2 businesses (Oceanwide and Scancode), in 2009 we acquired one business (Dexx), in 2008 we acquired six businesses and in 2007 we acquired three businesses. However, we may not be able to identify appropriate products, technologies or businesses for acquisition or, if identified, conclude such acquisitions on terms acceptable to us. Acquisitions involve a number of risks, including: diversion of management’s attention from current operations; disruption of our ongoing business; difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an acquisition. The individual or combined effect of these risks could have a material adverse effect on our business. As well, in paying for an acquisition, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, there is the risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also the risk that the contemplated benefits of an acquisition may not materialize as planned or may not materialize within the time period or to the extent anticipated.

We may have difficulties maintaining or growing our acquired businesses.

Businesses that we acquire may sell products, or operate services, that we have limited experience operating or managing. For example, Oceanwide, ViaSafe, FCS and Dexx each operate in the emerging regulatory compliance business, and GF-X operates in electronic air freight booking. We may experience unanticipated challenges or difficulties in maintaining these businesses at their current levels or in growing these businesses. Factors that may impair our ability to maintain or grow acquired businesses may include, but are not limited to:

•	Challenges in integrating acquired businesses with our business;
•	Loss of customers of the acquired business;
•	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;

•

For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;

•	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
•	Our inability to obtain or maintain necessary security clearances to provide international shipment management services; and
•	Other risk factors identified in this report.

Changes in the value of the US dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the Canadian-US dollar exchange rate, and in particular, the weakening of the US dollar, could have a material adverse effect on our business, results of operations and financial condition.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business.

Our performance is substantially dependent on the performance of our key technical, sales and marketing, and senior management personnel. We do not maintain life insurance policies on any of our employees that list the company as a loss payee. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain highly qualified management, directors, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that these changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Changes in government filing requirements for global trade may adversely impact our business.

Our regulatory compliance services help our customers comply with government filing requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements. Changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements or changing the government agency responsible for the requirement could impact our business, perhaps adversely.

Increases in fuel prices and other transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. While it is possible that the demand for our products and services will increase as companies look for ways to reduce fleet size and fuel use and recognize that our products and services are designed to make their deliveries more cost-efficient, there can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. We may attempt to deal with this pricing pressure by committing these customers to volumes of activity so that we may better control our costs. In addition, we may attempt to offset this pricing pressure by securing better margins on other products or services sold to the customer, or to other customers elsewhere in our business. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

The general cyclical and seasonal nature of our business may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. There can be no assurance that declines in shipment volumes in the US or internationally won’t have a material adverse effect on our business.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income and non-income taxes in various jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Although we believe that our estimates are reasonable and that we have adequately provided for income taxes based on all of the information that is currently available to us, tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance for all but $30.2 million of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed. In addition, when we reduce our deferred tax valuation allowance, we will record income tax expense in any subsequent period where we use that deferred tax asset to offset any income tax payable in that period, reducing net income reported for that period, perhaps materially.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.

Under business combination accounting standards, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

•	Impairment of goodwill or intangible assets;
•	A reduction in the useful lives of intangible assets acquired;
•	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
•	Security breaches;
•	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; or
•	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, in-process research and development as well as other acquisition related charges, restructuring and stock-based compensation associated with assumed stock awards. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. Some of these costs may have to be accounted for as expenses that would decrease our net income and earnings per share for the periods in which those adjustments are made.

In December 2007, the FASB issued SFAS 141R, “Business Combinations”. SFAS 141R is effective for us beginning in fiscal 2010, which began on February 1, 2009. As described more fully in Note 18 to our consolidated financial statements for 2009, the adoption of SFAS 141R on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009, relating to acquisition related costs which were previously deferred under the provisions of SFAS 141, “Business Combinations”. Depending on the size and scope of any future business combination that we undertake, we believe that SFAS 141R may have a material impact on our results of operations and financial condition.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (‘SFAS 142”), which we adopted effective February 1, 2002. SFAS 142, among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31 as the date for our annual impairment test. Although the results of our testing on October 31, 2008 indicated no evidence of impairment, should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future. We updated the analysis as of January 31, 2009 and reconfirmed the October determination that there was no evidence of impairment as of January 31, 2009.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally three to five years. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

System or network failures or breaches in connection with our services and products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

Any disruption to our services and products, our own information systems or communications networks or those of third-party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for reasons, which may include, but are not limited to, the following:

•	System or network failure;
•	Interruption in the supply of power;
•	Virus proliferation;
•	Security breaches;
•	Earthquake, fire, flood or other natural disaster; or
•	An act of war or terrorism.

Although we have made significant investments, both internally and with third-party providers, in redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. A product liability, patent infringement, acquisition-related or securities class action claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention, and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss - even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. While our agreements with our customers, suppliers and other third-parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims, and incur damage to the reputation of Descartes and our products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

We could be exposed to business risks in our international operations that could cause our operating results to suffer.

While our headquarters are in North America, we currently have direct operations in both Europe and China. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:

•	Longer collection time from foreign clients, particularly in the Asia Pacific region;
•	Difficulty in repatriating cash from certain foreign jurisdictions;
•	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
•	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
•	Currency fluctuations and exchange and tariff rates;
•	Multiple, and possibly overlapping, tax structures and a wide variety of foreign laws;
•	Trade restrictions;
•	The need to consider characteristics unique to technology systems used internationally;
•	Economic or political instability in some markets; and
•	Other risk factors set out in this report.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost effective manner new products, product features and network services to keep pace with our competitors. We currently face competition from a large number of specific entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

•	Longer operating history;
•	Greater financial, technical, marketing, sales, distribution and other resources;
•	Lower cost structure and more profitable operations;
•	Superior product functionality and industry-specific expertise;
•	Greater name recognition;
•	Broader range of products to offer;
•	Better performance;
•	Larger installed base of customers;
•	Established relationships with existing customers or prospects that we are targeting; and/or
•	Greater worldwide presence.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products, or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Our success and ability to compete depends upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the US and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third-parties have claimed, and in the future may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

•	The termination of any key customer contracts, whether by the customer or by us;
•	Recognition and expensing of deferred tax assets;
•	Legal costs incurred in bringing or defending any litigation with customers and third-party providers, and any corresponding judgments or awards;
•	Legal and compliance costs incurred to comply with Canadian and US regulatory requirements;
•	Fluctuations in the demand for our services and products;
•	Price and functionality competition in our industry;
•	Timing of acquisitions and related costs;
•	Changes in legislation and accounting standards;
•	Fluctuations in foreign currency exchange rates;
•	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
•	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results.

Our common share price has in the past been volatile and may also be volatile in the future.

The trading price of our common shares has in the past been subject to wide fluctuations and may also be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

•	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
•	Changes in recommendations or financial estimates by industry or investment analysts;
•	Changes in management or the composition of our board of directors;
•	Outcomes of litigation or arbitration proceedings;
•	Announcements of technological innovations or acquisitions by us or by our competitors;
•	Introduction of new products or significant customer wins or losses by us or by our competitors;
•	Developments with respect to our intellectual property rights or those of our competitors;
•	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
•	General market conditions; and
•	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Financial Statements

Management is responsible for the accompanying consolidated financial statements and all other information in this Annual Report. These consolidated financial statements have been prepared in accordance with US GAAP and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is prepared on a basis consistent with the consolidated financial statements.

The Board of Directors carries out its responsibilities for the consolidated financial statements through its Audit Committee, consisting solely of independent directors. The Audit Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to shareholders.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management assessed the effectiveness of our internal control over financial reporting as of January 31, 2009, based on criteria established in “Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission”. Based on the assessment, management concluded that, as of January 31, 2009, our internal control over financial reporting was effective. Our management has not conducted an assessment of the internal control over financial reporting of our wholly-owned subsidiary, Dexx bvba (“Dexx”), which we acquired on October 1, 2008. Our conclusion in this Annual Report regarding the effectiveness of our internal control over financial reporting as of January 31, 2009 does not include the internal control over financial reporting of Dexx. Dexx’s contribution to our consolidated financial statements for the year ended January 31, 2009 was less than 1% of both consolidated total revenues and net income. Additionally, Dexx’s total assets and net liabilities as of January 31, 2009 were less than 1% of consolidated total assets and net assets, respectively.

Management’s internal control over financial reporting as of January 31, 2009, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended January 31, 2009, as stated in the Report of Independent Chartered Accountants, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting.

Arthur Mesher	Stephanie Ratza
Chief Executive Officer	Chief Financial Officer
Waterloo, Ontario	Waterloo, Ontario

Deloitte & Touche LLP

4210 King Street East

Kitchener ON N2P 2G5

Canada

Tel: (519) 650-7729

Fax: (519) 650-7601

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the accompanying consolidated balance sheets of The Descartes Systems Group Inc. (the “Company”) as at January 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009, except as to Note 17(b) and Note 18, which are as of September 29, 2009

Comments by Independent Registered Chartered Accountants on

Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 10, 2009, except as to Note 17 and Note 18 which is as of September 30, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009, except as to Note 17(b) and Note 18, which are as of September 29, 2009

Deloitte & Touche LLP

4210 King Street East

Kitchener ON N2P 2G5

Canada

Tel: (519) 650-7729

Fax: (519) 650-7601

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of The Descartes Systems Group Inc.

We have audited the internal control over financial reporting of The Descartes Systems Group Inc. (the “Company”) as of January 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Dexx bvba, which was acquired on October 1, 2008and whose financial statements constitute less than 1% of both consolidated total revenues and net income as well as less than 1% of consolidated total assets and net assets, respectively of the consolidated financial statement amounts as of and for the year ended January 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Dexx bvba. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 31, 2009 of the Company and our report, dated March 10, 2009, except as to Note 17(b) and Note 18, which are as of September 29, 2009, expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Ontario

March 10, 2009

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2009	2008
ASSETS	(Note 18 – as adjusted)
CURRENT ASSETS
Cash and cash equivalents (Note 4)	47,422	44,091
Short-term investments (Note 4)	10,210	-
Accounts receivable
Trade (Note 5)	8,702	10,447
Other	985	1,288
Prepaid expenses and other	855	951
Deferred contingent acquisition consideration (Note 6)	-	833
Deferred income taxes (Note 15)	5,490	3,000
Deferred tax charge	197	115
	73,861	60,725
CAPITAL ASSETS (Note 7)	4,888	6,722
GOODWILL	26,381	25,005
INTANGIBLE ASSETS (Note 8)	15,475	18,914
DEFERRED INCOME TAXES (Note 15)	24,665	14,570
DEFERRED TAX CHARGE	592	458
	145,862	126,394

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,938	3,054
Accrued liabilities (Note 9)	5,526	4,514
Income taxes payable	589	783
Deferred revenue	3,317	3,750
	11,370	12,101
INCOME TAX LIABILITY (Note 15)	2,325	1,570
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 10)	13,695	13,671

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 53,013,227 at January 31, 2009 ( January 31, 2008 – 52,929,977) (Note 11)	44,986	44,653
Additional paid-in capital	449,462	448,918
Accumulated other comprehensive income (Note 11)	363	2,006
Accumulated deficit	(362,644)	(382,854)
	132,167	112,723
	145,862	126,394

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board:

J. Ian Giffen	Stephen Watt

Director	Director

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
	(Note 18 – as adjusted)

REVENUES	66,044	59,025	51,990
COST OF REVENUES	22,353	20,640	17,487
GROSS MARGIN	43,691	38,385	34,503
EXPENSES
Sales and marketing	8,992	9,700	10,138
Research and development	11,458	10,540	9,033
General and administrative	9,546	7,253	7,047
Amortization of intangible assets	5,133	3,644	2,718
Contingent acquisition consideration (Note 6)	833	2,000	2,040
Impairment of goodwill	-	-	100
Restructuring recovery	-	-	(172)
	35,962	33,137	30,904
INCOME FROM OPERATIONS	7,729	5,248	3,599
INVESTMENT INCOME	1,002	1,518	592
INCOME BEFORE INCOME TAXES	8,731	6,766	4,191
INCOME TAX EXPENSE (RECOVERY) (Note 15)
Current	256	323	204
Deferred	(11,735)	(16,000)	-
	(11,479)	(15,677)	204
NET INCOME	20,210	22,443	3,987
EARNINGS PER SHARE (Note 12)
Basic	0.38	0.44	0.09
Diluted	0.38	0.43	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	52,961	51,225	45,225
Diluted	53,659	52,290	46,475

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,	January 31,
	2009	2008	2007
Common shares	(Note 18 – as adjusted)
Balance, beginning of year	44,653	19,354	21
Shares issued:
Stock options exercised	211	2,066	201
Issue of common shares net of issuance costs	122	21,514	13,621
Acquisitions	-	1,719	5,511
Balance, end of year	44,986	44,653	19,354

Additional paid-in capital
Balance, beginning of year, as originally reported	448,918	448,815	446,565
Cumulative effect of adjustments from the adoption of SAB 108 (Note 13)	-	-	1,546
Balance, beginning of year, as adjusted	448,918	448,815	448,111
Unearned compensation related to issuance of stock options	7	4	10
Stock-based compensation expense	527	466	729
Stock options exercised	(34)	(367)	(35)
Stock option income tax benefits	44	-	-
Balance, end of year	449,462	448,918	448,815

Unearned deferred compensation
Balance, beginning of year	-	-	(57)
Deferred compensation earned on stock options	-	-	57
Contingent acquisition consideration recorded (Note 6)	-	-	(869)
Contingent acquisition consideration expensed (Note 6)	-	-	869
Balance, end of year	-	-	-

Accumulated other comprehensive income (loss)
Balance, beginning of year	2,006	(123)	(375)
Foreign currency translation adjustments	(1,643)	2,127	280
Net unrealized investment gains (losses)	-	2	(28)
Balance, end of year	363	2,006	(123)

Accumulated deficit
Balance, beginning of year, as originally reported	(382,854)	(405,297)	(407,738)
Cumulative effect of adjustments from the adoption of SAB 108 (Note 13)	-	-	(1,546)
Balance, beginning of year, as adjusted	(382,854)	(405,297)	(409,284)
Net income	20,210	22,443	3,987
Balance, end of year	(362,644)	(382,854)	(405,297)

Total Shareholders’ Equity	132,167	126,394	62,749

Comprehensive income
Net income	20,210	22,443	3,987
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,643)	2,127	280
Net unrealized investment gains (losses)	-	2	(28)
Total other comprehensive income (loss)	(1,643)	2,129	252
Comprehensive income	18,567	24,572	4,239

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
OPERATING ACTIVITIES	(Note 18 – as adjusted)
Net income	20,210	22,443	3,987
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	2,231	2,424	2,200
Amortization of intangible assets	5,133	3,644	2,718
Contingent acquisition consideration	-	-	869
Impairment of goodwill	-	-	100
Amortization of deferred compensation	7	4	67
Stock-based compensation expense	527	466	729
Deferred income taxes	(11,735)	(16,000)	-
Deferred tax charge	(216)	-	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	772	(1,356)	73
Other	234	(364)	731
Prepaid expenses and other	81	67	(110)
Deferred contingent acquisition consideration	833	2,000	(2,833)
Accounts payable	(617)	(812)	554
Accrued liabilities	1,379	(815)	(1,898)
Income taxes payable	(285)	580	(5)
Deferred revenue	131	(343)	(706)
Cash provided by operating activities	18,685	11,938	6,476
INVESTING ACTIVITIES
Maturities of short-term investments	-	2,820	5,425
Sale of short-term investments	-	-	5,092
Purchase of short-term investments	(10,210)	-	(7,734)
Additions to capital assets	(1,343)	(1,074)	(1,359)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(2,231)	(11,374)	(29,352)
Acquisition-related costs	(928)	(1,903)	(1,079)
Cash used in investing activities	(14,712)	(11,531)	(29,007)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	177	23,279	13,787
Cash provided by financing activities	177	23,279	13,787
Effect of foreign exchange rate changes on cash and cash equivalents	(819)	1,035	480
Increase (decrease) in cash and cash equivalents	3,331	24,721	(8,264)
Cash and cash equivalents, beginning of year	44,091	19,370	27,634
Cash and cash equivalents, end of year	47,422	44,091	19,370
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	1,194	322	373

The accompanying notes are an integral part of these consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US dollars, except per share amounts; US GAAP)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) operates in one business segment providing logistics technology solutions that help companies efficiently deliver their own products and services to their customers. Our technology-based solutions, which consist of services and software, provide connectivity and document exchange, shipment bookings, regulatory compliance, route planning and wireless dispatch, inventory and asset visibility, rate management, transportation management, and warehouse optimization.

Note 2 –Significant Accounting Policies

Basis of presentation

We prepare our consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which ends on January 31, 2009, is referred to as the “current fiscal year,” “fiscal 2009,” “2009” or using similar words. Our previous fiscal year, which ended on January 31, 2008, is referred to as the “previous fiscal year,” “fiscal 2008,” “2008” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2010” refers to the annual period ending January 31, 2010 and the “fourth quarter of 2010” refers to the quarter ending January 31, 2010.

As described more fully in Note 18 below, our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 141R, “Business Combinations” (“SFAS 141R”) on February 1, 2009 resulted in a retrospective adjustment to our consolidated financial statements for the year ended January 31, 2009. In our previously reported financial results for the year ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs in prepaid expenses and other that were previously capitalized under the provisions of SFAS No. 141, “Business Combinations” (“SFAS 141”). Under the provisions of SFAS 141R, and the guidance in SFAS No. 154, “Accounting Changes and Error Corrections” (‘SFAS 154”), we adopted SFAS 141R retrospectively on February 1, 2009.

Certain immaterial reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation. Specifically, we reclassified $573,000 from prepaid expenses and other to deferred tax charge ($115,000 current and $458,000 non-current) on the January 31, 2008 comparative consolidated balance sheet. Since the deferred tax charge balance increased to a material amount during 2009 we were required to present it as a separate line item on our consolidated balance sheets. Accordingly, we also made the related changes to prepaid expenses and other and deferred tax charge on our consolidated statements of cash flows. As well, we reclassified $35,000, $367,000 and $34,000 from additional paid-in capital to common shares on our consolidated statements of shareholders’ equity for January 31, 2007, 2008 and 2009, respectively, to reflect the amounts previously credited to additional paid-in capital for options exercised in each of those years. There were no changes to our consolidated statements of operations for any of the periods presented as a result of these reclassifications.

Basis of consolidation

The consolidated financial statements include the financial statements of Descartes and our wholly-owned subsidiaries. We do not have any variable interests in variable interest entities. All intercompany accounts and transactions have been eliminated during consolidation.

Financial instruments

Fair value of financial instruments

Financial instruments are composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities.

Foreign exchange risk

We are exposed to foreign exchange risk because a higher proportion of our revenues are denominated in US dollars relative to expenditures. Accordingly, our results are affected, and may be affected in the future, by exchange rate fluctuations of the US dollar relative to the Canadian dollar, to various European currencies, and, to a lesser extent, other foreign currencies.

Interest rate risk

We are exposed to reductions in interest rates, which could adversely impact expected returns from our investment of corporate funds in interest bearing bank accounts and short-term investments.

Credit risk

We are exposed to credit risk through our invested cash and accounts receivable. We hold our cash with reputable financial institutions and in highly liquid financial instruments. The lack of concentration of accounts receivable from a single customer and the dispersion of customers among industries and geographical locations mitigate this risk.

We do not use any type of speculative financial instruments, including but not limited to foreign exchange contracts, futures, swaps and option agreements, to manage our foreign exchange or interest rate risks. In addition, we do not hold or issue financial instruments for trading purposes.

Foreign currency translation

We conduct business in a variety of foreign currencies and, as a result, all of our foreign operations are subject to foreign exchange fluctuations. All operations operate in their local currency environment and use their local currency as their functional currency. The functional currency of the parent company is Canadian dollars. Assets and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using monthly average exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income.

Use of estimates

Preparing financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying note disclosures. Although these estimates and assumptions are based on management’s best knowledge of current events, actual results may be different from the estimates. Estimates and assumptions are used when accounting for items such as allowance for doubtful accounts, depreciation of capital assets, amortization of intangible assets, assumptions embodied in the valuation of assets for impairment assessment, stock-based compensation, restructuring costs, valuation allowances against deferred tax assets, tax positions and recognition of contingencies.

Cash, cash equivalents and short-term investments

Cash and cash equivalents include short-term deposits with original maturities of three months or less. Short-term investments are composed of short-term deposits and debt securities maturing between three and 12 months from the balance sheet date.

Our investment portfolio is subject to market risk due to changes in interest rates. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. As stated in our investment policy, we are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from customers who do not make required payments. Specifically, we consider the age of the receivables, historical write-offs, the creditworthiness of the customer, and current economic trends among other factors. Accounts receivable are written off, and the associated allowance is eliminated, if it is determined that the specific balance is no longer collectible.

Impairment of long-lived assets

We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long–Lived Assets.” We test long-lived assets, such as capital assets and finite life intangible assets, for recoverability when events or changes in circumstances indicate that there may be an impairment. An impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows.

Goodwill and intangible assets

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). When we acquire a business, we determine the fair value of the net tangible and intangible (other than goodwill) assets acquired and compare the total amount to the amount that we paid for the investment. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill. Goodwill is tested annually on October 31 for impairment to ensure that the fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to income in the period in which impairment is determined. Our annual goodwill impairment testing on October 31, 2008 indicated no evidence that goodwill impairment had occurred as of October 31, 2008. We will perform further quarterly analysis of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. Any future impairment adjustment will be recognized as an expense in the period that the adjustment is identified.

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives. We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows.

Amortization of our intangible assets is generally recorded at the following rates:

Customer agreements and relationships	Straight-line over one-and-a-half to twenty years
Non-compete covenants	Straight-line over three years
Existing technology	Straight-line over one to five years
Trade names	Straight-line over two to fifteen years

Capital assets

Capital assets are recorded at cost. Depreciation of our capital assets is generally recorded at the following rates:

Computer equipment and software	30% declining balance
Furniture and fixtures	20% declining balance
Leasehold improvements	Straight-line over lesser of useful life or term of lease

Revenue recognition

We follow the accounting guidelines and recommendations contained in the American Institute of Certified Public Accountants Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and the United States Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements” (“SAB 104”).

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the specific revenue recognition policies for each major category of revenue are included below.

Services Revenues- Services revenues are principally composed of the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; and (iii) maintenance, subscription and other related revenues, which include revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period.

License Revenues - License revenues derive from licenses granted to our customers to use our software products, and are recognized in accordance with SOP 97-2.

We sometimes enter into transactions that represent multiple-element arrangements, which may include any combination of services and software licenses. These multiple element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. Fees are allocated to the various elements using the residual method as outlined in SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Pursuant to the residual method, we defer recognition of the fair value of any undelivered elements and determine such fair value using vendor-specific objective evidence. This vendor-specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. We then allocate any residual portion of the arrangement fee to the delivered elements. The revenue recognition policies described in this section are then applied to each element.

We evaluate the collectibility of our trade receivables based upon a combination of factors on a periodic basis. When we become aware of a specific customer’s inability to meet its financial obligations to us (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, payment experiences and existence of credit risk insurance for certain customers), we record a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the estimate of the recoverability of trade receivables could be further adjusted.

Research and development costs

We incur costs related to research and development of our software products. To date, we have not capitalized any development costs under SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred between the time of establishment of a working model and the point where products are marketed are expensed as they are insignificant.

Stock-based compensation

We adopted SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS 123R”) effective February 1, 2006 using the modified prospective application method. Accordingly, the fair value of that portion of employee stock options that is ultimately expected to vest has been amortized to expense in our consolidated statement of operations since February 1, 2006 based on the straight-line attribution method. The accounting for our various stock-based employee compensation plans is described more fully in Note 13 below.

Income taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Effective February 1, 2007, we adopted FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The accounting for FIN 48 is described more fully in Note 15 below.

Earnings per share

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options.

Recently adopted accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007, which is our fiscal year ending January 31, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. On February 12, 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which is our fiscal year ending January 31, 2010. We adopted the non-deferred portion of SFAS 157 on February 1, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In October 2008, the FASB issued FSP 157-3 “Determining Fair Value of a Financial Asset in a Market That Is

Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP became effective on October 10, 2008, and applies to prior periods for which financial statements have not yet been issued. We adopted FSP 157-3 on October 10, 2008 and it has not had a material impact on our results of operations and financial condition to date.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”), effective for fiscal years beginning after November 15, 2007, which is our year ending January 31, 2009. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Our financial instruments are currently composed of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are approximate to book values because of their short-term maturities. Our adoption of SFAS 159 on February 1, 2008 did not have a material impact on our results of operations and financial condition to date and we have not elected to apply the fair value option to any of our eligible financial instruments and other items to date.

Recent issued accounting pronouncements not yet adopted

We are currently in the process of assessing the anticipated impact that the deferred portion of SFAS 157 will have on our results of operations and financial condition once effective.

In December 2007, the FASB issued SFAS 141R. SFAS 141R is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. We currently believe that the adoption of SFAS 141R will result in the inclusion of certain types of expenses related to future business combinations in our results of operations that we currently capitalize pursuant to existing accounting standards and may also impact our financial statements in other ways. Depending on the size and scope of any future business combination that we undertake, we believe that SFAS 141R may have a material impact on our results of operations and financial condition. In our previously reported financial results for the period ended January 31, 2009, our consolidated balance sheet included $258,000 of deferred acquisition-related costs which were presented in prepaid expenses and other. Under the transitional provisions of SFAS 141R, and the guidance in SFAS 154, we adopted SFAS 141R retrospectively on February 1, 2009, which resulted in a retrospective adjustment to our previously reported results for our fiscal year ended January 31, 2009. The effect of adopting SFAS 141R on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009 is described below in Note 18 to these consolidated financial statements.

In April 2008, the FASB issued FSP 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to renew or extend the arrangement. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, which is our fiscal year ending January 31, 2010. We are currently in the process of assessing the anticipated impact FSP 142-3 will have on our results of operations and financial condition once effective.

In November 2008, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period that the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We do not expect the adoption of EITF 08-7 to have a material impact on its consolidated financial statements.

Note 3 – Acquisitions

The preliminary purchase price allocation for the business we acquired during the year ended January 31, 2009, which has not been finalized, is as follows:

Dexx
Purchase price consideration:
Cash, including cash acquired ($100)	1,748
Acquisition-related costs	140
1,888

Allocated to:
Net tangible assets acquired (liabilities assumed)	(214)
Finite life intangible assets acquired:
Customer agreements and relationships	676
Existing technology	908
Trade names	111
Goodwill	407
1,888

On October 1, 2008 we acquired 100% of the outstanding shares of Dexx bvba (“Dexx”) a Belgium-based European customs filing and logistics messaging provider. Dexx’s customs offerings help shippers, cargo carriers and freight forwarders manage the movement and submission of customs filings and messages to a number of customs authorities. In addition to customs services, Dexx manages the Brucargo Community System (BCS), the cargo community system at Brussels airport. BCS provides a comprehensive range of electronic information exchange between airlines, integrators, general sales agents, forwarding agents, ground handlers, truckers and shippers, as well as customs and other governmental bodies. The results of operations for Dexx are included in our consolidated statements of operations from the date acquired. The purchase price for this acquisition was approximately $1.7 million in cash plus an additional $0.1 million in transaction costs.

The Dexx transaction was accounted for as a purchase in accordance with SFAS 141. The purchase price allocation in the table above represents our estimate of the allocation of the purchase price and the fair value of net assets acquired. The valuation of the acquired assets is preliminary, may differ from the final purchase price allocation, and these differences may be material. Changes to the preliminary purchase price and preliminary allocation may arise as we gather additional information that impacts either the amount of the purchase price (such as post-closing working capital adjustments or other escrow claims) or information that impacts the fair value of net assets acquired (such as third-party claims impacting the value of intellectual property). The final purchase price allocation will be completed within one year from the acquisition date.

No in-process research and development was acquired or written-off relating to the Dexx transaction.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

Dexx
Customer agreements and relationships	10 years
Existing technology	5 years
Trade names	3 years

The goodwill on the Dexx acquisition arose as a result of their assembled workforce and the combined strategic value to our growth plan. The goodwill is not deductible for tax purposes.

No pro forma results of operations for the Dexx transaction have been presented as it is not material to our consolidated financial statements.

The final purchase price allocations for the businesses that we acquired during the year ended January 31, 2008, are set out in the following table:

	OTB	GF-X	RouteView	PCTB	Mobitrac	Total
Purchase price consideration:
Cash, including cash acquired related to GF-X ($814) and RouteView ($149)	1,443	9,241	3,343	2,090	649	16,766
Common shares	-	1,719	-	-	-	1,719
Acquisition-related costs	60	2,283	211	89	52	2,695
Total purchase price	1,503	13,243	3,554	2,179	701	21,180

Allocated to:
Net tangible assets acquired	(56)	3,931	(232)	318	81	4,042
Finite life intangible assets acquired:
Customer agreements and relationships	333	3,356	467	813	217	5,186
Non-compete covenants	-	925	-	-	-	925
Existing technology	-	2,312	904	277	243	3,736
Trade names	51	1,478	143	66	20	1,758
Goodwill	1,175	1,241	2,272	705	140	5,533
	1,503	13,243	3,554	2,179	701	21,180

The results of operations for the businesses that we acquired in 2008 are included in our consolidated statements of operations from the date acquired, as indicated below.

On March 6, 2007, we acquired certain assets of Ocean Tariff Bureau, Inc. (“Ocean Tariff Bureau”) and Blue Pacific Services, Inc. (“Blue Pacific” and, together with Ocean Tariff Bureau, the “OTB Acquisition”), both based in Long Beach, California. Ocean Tariff Bureau provides tariff filing and contract publishing services to ocean intermediaries involved in the shipping of cargo into or out of US waters. Blue Pacific helps these same types of companies secure surety bonds required to ship cargo into or out of US waters. We paid $1.1 million in cash at closing, with up to an additional $0.85 million in cash payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. If any such additional purchase price becomes payable it will be recorded as goodwill in the period that such payments come due. $0.3 million of that additional purchase price became payable during the quarter ended April 30, 2008 and was recorded as goodwill. We also incurred transaction expenses of approximately $60,000.

On August 17, 2007 we acquired 100% of the outstanding shares of Global Freight Exchange Limited (“GF-X”), a global leader for electronic freight booking in the air cargo industry based in London, U.K. The acquisition adds electronic air freight booking capability to our Global Logistics Network, creating a global network capable of managing the entire air cargo shipment lifecycle. The purchase price for this acquisition included approximately $9.2 million in cash and approximately 0.5 million Descartes common shares valued at $1.7 million. Additional purchase price of up to $5.2 million in cash is payable if certain performance targets, primarily related to revenues, are met by GF-X during the period of 4 years from the date of acquisition. If any such additional purchase price becomes payable it will be recorded as goodwill in the period that such payments come due. No amount was payable in respect of the first year post-acquisition period. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011. We also incurred $2.3 million of acquisition-related costs comprised of

$1.1 million in transaction expenses, primarily professional fees, and $1.2 million of exit costs and involuntary employee termination benefits.

On December 20, 2007, we acquired 100% of the outstanding shares of RouteView Technologies, Inc. (“RouteView”), based in Burnsville, Minnesota. RouteView provides technology solutions in a recurring revenue model to help small- and medium-sized organizations manage their delivery operations. RouteView's map-based routing software combines with wireless, GPS and automated call-out technology to help numerous customers, particularly in the home delivery and distribution industries, with a comprehensive delivery management solution. The purchase price for this acquisition was approximately $3.0 million in cash, plus an additional $0.5 million in cash if certain sales targets are met by RouteView during the period of one year from the date of acquisition. $0.3 million of additional purchase price related to those provisions was recorded as goodwill in the third quarter of 2009 and paid to the former shareholders of RouteView in December 2008. We also incurred approximately $0.2 million in transaction expenses, primarily professional fees, associated with the acquisition of RouteView.

On January 9, 2008, we acquired certain assets of San Francisco, California-based Pacific Coast Tariff Bureau, Inc. (“PCTB”) in an all cash transaction. PCTB provides tariff filing and contract publishing services to ocean carriers, non-vessel operating common carriers (NVOCCs) and shippers to help them comply with U.S. regulations for domestic and foreign shipping trades. PCTB also provides technology solutions to its customers to help them manage ocean contracts and apply the correct freight rates to bills of lading for ocean shipments. We paid $2.1 million in cash at closing and also incurred transaction expenses of approximately $89,000.

On January 10, 2008, we acquired certain assets of the fleet management business formerly known as Mobitrac (“Mobitrac”) from privately-held Fluensee, Inc. in an all cash transaction. As part of the transaction, we acquired software-as-a-service routing and scheduling technology. The purchase price included $0.7 million in cash and we also incurred transaction expenses of approximately $52,000.

The OTB Acquisition and the GF-X, RouteView, PCTB and Mobitrac transactions were accounted for as purchases in accordance with SFAS 141; therefore, the tangible assets acquired were recorded at their fair value on acquisition date. There may be additional purchase price payable pursuant to the OTB Acquisition and the acquisition of GF-X.

No in-process research and development was acquired or written-off relating to the OTB Acquisition or the GF-X, RouteView, PCTB and Mobitrac transactions.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	OTB	GF-X	RouteView	PCTB	Mobitrac
Customer agreements and relationships	5 years	8 years	20 years	10 years	1.5 years
Non-compete covenants	N/A	3 years	N/A	N/A	N/A
Existing technology	N/A	5 years	5 years	1 year	4 years
Trade names	5 years	15 years	5 years	3 years	2 years

The goodwill on the above acquisitions arose as a result of their assembled workforce and the combined strategic value to our growth plan. Except for GF-X, the goodwill on the above acquisitions is deductible for tax purposes.

The results of operations subsequent to the August 17, 2007 acquisition date for GF-X have been included in our consolidated financial statements. As required by GAAP, the financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired GF-X as of the beginning of each of the periods presented. The pro forma results of operations for the OTB Acquisition and the RouteView, PCTB and Mobitrac transactions have not been included the table below as those acquisitions are not material to our consolidated financial statements. This pro forma information is for information purposes only and does not purport to represent what our results of operations for the periods presented would have been had the acquisition of GF-X occurred at the beginning of the period indicated, or to project our result of operations for any future period.

Pro forma results of operations

Year Ended	January 31,	January 31,
	2008	2007
Revenues	61,897	58,046
Net income	20,445	3,983
Earnings per share
Basic	0.40	0.08
Diluted	0.39	0.08

The pro forma net income for 2008 in the table above is inclusive of $0.5 million of non-recurring bonus expense earned by GF-X management in 2008; $0.4 million of costs incurred by GF-X related to the sale of GF-X to us; and non-recurring expenses of $0.2 million for the early termination of a premises lease and related dilapidations. The pro forma net income for 2007 in the table above is inclusive of $1.5 million of a research and development tax credit settlement, net of costs, related to claims from prior fiscal years; and $0.4 million of costs incurred by GF-X related to the sale of GF-X.

Note 4 - Cash, Cash Equivalents and Short-Term Investments

	January 31,	January 31,
	2009	2008
Cash and cash equivalents
Cash on deposit with banks	32,329	44,091
Bearer deposit note	15,093	-
Total cash and cash equivalents	47,422	44,091
Short-term investments
Certificates of deposit	10,210	-
Total short-term investments	10,210	-
Total cash, cash equivalents and short-term investments	57,632	44,091

Our total cash and cash equivalents balance includes approximately $0.1 million of restricted cash as at January 31, 2009 ($0.1 million at January 31, 2008).

We have operating lines of credit in Canada aggregating $2.4 million (CAD $3.0 million) as at January 31, 2009, of which none was utilized ($47,000 at January 31, 2008). Borrowings under these facilities bear interest at prime based on the borrowed currency (3.00% on Canadian dollar borrowings and 3.25% on US dollar borrowings at January 31, 2009), are due on demand, and are secured by our bond portfolio and a general assignment of inventory and accounts receivable.

As at January 31, 2009 we have an outstanding letter of credit of approximately $22,000 related to one of our leased premises.

Note 5 - Trade Receivables

	January 31,	January 31,
	2009	2008
Trade receivables	9,205	11,072
Less: Allowance for doubtful accounts	(503)	(625)

8,702	10,447

Bad debt expense (recovery) was ($10) for the year ended January 31, 2009 (January 31, 2008 - $172; January 31, 2007 - $73).

Note 6 – Contingent Acquisition Consideration

On April 7, 2006, we acquired 100% of the outstanding shares of Ottawa-based ViaSafe Inc. (“ViaSafe”). Pursuant to the ViaSafe acquisition agreement, 230,849 of the 307,799 common shares issued in connection with the acquisition, with a market value of approximately $0.9 million, were placed into an escrow account to be released to the former shareholders of ViaSafe subject to meeting various criteria, including their continued employment with us. In accordance with the guidance contained in Emerging Issues Task Force 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”), this $0.9 million was fully expensed in 2007 as a result of the termination of the employment of all of the former shareholders in 2007.

On June 30, 2006, we acquired 100% of the outstanding shares of Maryland-based Flagship Customs Services, Inc. (“FCS”). As part of our acquisition of FCS, we paid $4.0 million to establish a contingent acquisition consideration escrow that was released to the former shareholders of FCS subject to meeting various criteria, including their continued employment with Descartes. In accordance with the guidance contained in EITF 95-8, we expensed the entire $4.0 million on a straight-line basis over the 24 month service and escrow period applicable to the former shareholders which ended June 30, 2008.

Note 7 – Capital Assets

	January 31,	January 31,
	2009	2008
Cost
Computer equipment and software	16,080	17,671
Furniture and fixtures	1,609	1,785
Leasehold improvements	1,747	2,050
	19,436	21,506
Accumulated amortization
Computer equipment and software	11,623	11,632
Furniture and fixtures	1,320	1,397
Leasehold improvements	1,605	1,755
	14,548	14,784
	4,888	6,722

Note 8 –Intangible Assets

	January 31,	January 31,
	2009	2008

Cost
Customer agreements and relationships	15,571	15,281
Non-compete covenants	925	925
Existing technology	6,642	5,734
Trade names	3,936	3,826
	27,074	25,766
Accumulated amortization
Customer agreements and relationships	6,340	4,059
Non-compete covenants	448	139
Existing technology	3,039	1,339
Trade names	1,772	1,315
	11,599	6,852
	15,475	18,914

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. Intangible assets with a finite life are amortized to income over their useful lives. Amortization expense for existing intangible assets is expected to be $4.5 million for 2010, $4.0 million for 2011, $2.4 million for 2012, $1.3 million for 2013, $0.8 million for 2014 and $2.5 million thereafter.

We write down intangible assets with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangibles is determined by discounting the expected related future cash flows. No finite life intangible asset impairment has been identified or recorded in our consolidated statements of operations for any of the fiscal years reported.

Note 9 – Accrued Liabilities

	January 31,	January 31,
	2009	2008
Accrued compensation	1,356	470
Accrued ORST (Note 10)	579	-
Accrued acquisition costs	403	833
Accrued liabilities - other	3,188	3,211
	5,526	4,514

Note 10 – Commitments, Contingencies and Guarantees

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating lease obligations:

Years Ended January 31,
2010	1.7
2011	1.3
2012	1.0
2013	1.0
2014	1.0
Thereafter	2.8
8.8

Operating Lease Obligations

We are committed under non-cancelable operating leases for business premises and computer equipment with terms expiring at various dates through 2020. The future minimum amounts payable under these lease agreements are described in the chart above.

Other Obligations

We have a commitment for income taxes incurred to various taxing authorities related to unrecognized tax benefits in the amount of $4.8 million. At this time, we are unable to make reasonably reliable estimates of the period of settlement with the respective taxing authority due to the possibility of the respective statutes of limitations expiring without examination by the applicable taxing authority.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our annual results of operations or financial position.

Business combination agreements

In connection with the March 6, 2007 acquisition of certain assets of Ocean Tariff Bureau, Inc. and Blue Pacific Services, Inc., an additional $0.85 million in cash may be payable over the 2.5 year period after closing dependent on the financial performance of the acquired assets. $0.3 million of that additional purchase price was paid in 2009, and up to $0.4 million remains eligible to be earned by the previous owners.

In respect of our August 17, 2007 acquisition of 100% of the outstanding shares of GF-X, up to $5.2 million in cash was potentially payable if certain performance targets, primarily relating to revenues, were met by GF-X over the four years subsequent to the date of acquisition. No amount was payable in respect of the first year post-acquisition period. Up to $3.9 million in cash remains eligible to be paid to the former owners in respect of performance targets to be achieved over each of the years in the three-year period ending August 17, 2011.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our software and network services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such on our financial statements.

Ontario Retail Sales Tax Audit

In 2009, we were selected for an Ontario Retail Sales Tax (“ORST”) audit. The audit encompasses all of our Ontario revenues. The audit was still on-going at January 31, 2009. While no re-assessment had been issued at

January 31, 2009, the audit has identified certain instances where ORST should have been collected on certain Descartes services and products. If any such additional ORST is assessed on prior customer transactions, we will attempt to collect this ORST from those customers.

We have estimated that our maximum expense resulting from the ORST audit is $0.6 million, however net of ORST amounts that we expect to collect from customers, we estimate the expense is $0.1 million. Accordingly, the net impact of $0.1 million has been included in our financial statements for the year ending January 31, 2009. We anticipate that the audit will be substantially completed during the first half of fiscal 2010.

Guarantees

In the normal course of business we enter into a variety of agreements that may contain features that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. To date, we have not encountered material costs as a result of such indemnifications.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements and leasing transactions. These indemnifications that we provide require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability for the guarantees or indemnities described above on our financial statements.

Note 11– Share Capital

Common Shares Outstanding

We are authorized to issue an unlimited number of our common shares, without par value, for unlimited consideration. Our common shares are not redeemable or convertible.

	January 31,	January 31,	January 31,
(thousands of shares)	2009	2008	2007
Balance, beginning of year	52,930	46,362	40,724
Shares issued:
Stock options exercised	83	878	90
Issue of common shares net of issuance costs	-	5,200	4,140
Acquisitions	-	490	1,408
Balance, end of year	53,013	52,930	46,362

On March 21, 2006, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$14,940,000 (approximately $12.9 million) from a sale of 3,600,000 common shares at a price of CAD$4.15 per share. The underwriters exercised an over-allotment option on March 27, 2006 to purchase an additional 540,000 common shares (15% of the offering) at CAD$4.15 per share for gross proceeds of CAD$2,241,000 (approximately $1.9 million). Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to us were approximately $13.6 million. We used the net proceeds of the offering for general corporate purposes, funding a portion of the purchase prices of ViaSafe and FCS, and working capital.

As previously described, as part of the consideration for the acquisition of ViaSafe on April 7, 2006 we issued 307,799 common shares valued at approximately $1.1 million for accounting purposes. Also, as previously described, as part of the consideration for the acquisition of FCS on June 30, 2006 we issued 1,100,251 common shares valued at approximately $4.4 million for accounting purposes.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (equivalent to approximately $22.3 million at the time of the transaction) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15% of the offering) at CAD$5.00 per share from the Company, Mr. Arthur Mesher (our Chief Executive Officer) and Mr. Edward Ryan (our Executive Vice President, Global Field Operations), respectively. Once expenses associated with the offering were deducted, including an underwriting fee of 4.5%, total net proceeds to Descartes were approximately $21.5 million. In addition, we received an aggregate of approximately CAD$1.1 million (equivalent to approximately $1.0 million at the time of the transaction) in proceeds from Mr. Mesher’s and Mr. Ryan’s exercise of employee stock options to satisfy their respective obligations under the over-allotment option. We used the net proceeds of the offering to fund our 2008 and 2009 acquisitions as identified in Note 3 to our Consolidated Financial Statements for 2009 and for general corporate purposes and working capital.

As previously described, as part of the consideration for the acquisition of GF-X on August 17, 2007 we issued 489,831 common shares valued at approximately $1.7 million for accounting purposes.

On November 30, 2004, we announced that our board of directors had adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the company. The Rights Plan was approved by the Toronto Stock Exchange and was originally approved by our shareholders on May 18, 2005. The Rights Plan took effect as of November 29, 2004. On May 29, 2008, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will expire at the termination of our annual shareholders’ meeting in calendar year 2011 unless its continued existence is ratified by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

On December 3, 2008, we announced that the Toronto Stock Exchange (the "TSX") had approved the purchase by us of up to an aggregate of 5,244,556 common shares of Descartes pursuant to a normal course issuer bid. The purchases can occur from time to time until December 4, 2009, through the facilities of the TSX and/or the NASDAQ Stock Exchange (the "NASDAQ"), if and when we consider advisable. As of January 31, 2009 there were no purchases made pursuant to this normal course issuer bid.

Accumulated Other Comprehensive Income

Our accumulated other comprehensive income at January 31, 2009 was $0.4 million ($2.0 million at January 31, 2008), comprised entirely of foreign currency translation adjustments.

Note 12 – Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”):

Year Ended	January 31, 2009	January 31, 2008	January 31, 2007

Net income for purposes of calculating basic and diluted earnings per share	20,210	22,443	3,987
(number of shares in thousands)
Weighted average shares outstanding	52,961	51,225	45,225
Dilutive effect of employee stock options	698	1,065	1,250
Weighted average common and common equivalent shares outstanding	53,659	52,290	46,475
Earnings per share
Basic	0.38	0.44	0.09
Diluted	0.38	0.43	0.09

For the years ended January 31, 2009, 2008 and 2007, respectively, 2,004,328, 770,868 and 1,734,547 options were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. Additionally, for 2009, 2008 and 2007, respectively, the application of the treasury stock method excluded 1,157,231, 1,208,100 and 578,600 options from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

Note 13 – Stock-Based Compensation Plans

We maintain stock option plans for directors, officers, employees and other service providers. Options to purchase our common shares are granted at an exercise price equal to the fair market value of our common shares on the day of the grant. This fair market value is determined using the closing price of our common shares on the Toronto Stock Exchange on the day immediately preceding the date of the grant.

Employee stock options generally vest over a five-year period starting from their grant date and expire seven years from the date of their grant. Directors’ and officers’ stock options generally have quarterly vesting over a five-year period. We issue new shares from treasury upon the exercise of a stock option.

As of January 31, 2009, we had 5,172,908 stock options granted and outstanding under our shareholder-approved stock option plan and 229,757 remained available for grant. In addition, there were 121,737 stock options outstanding in connection with option plans assumed or adopted pursuant to various previously completed acquisitions.

Total estimated stock-based compensation expense recognized under SFAS 123R related to all of our stock options was included in our consolidated statement of operations as follows:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Cost of revenues	25	23	22
Sales and marketing	93	123	228
Research and development	73	53	63
General and administrative	336	267	416
Effect on net income	527	466	729

Effect on earnings per share:
Basic and diluted	0.01	0.01	0.02

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset. We realized a nominal tax benefit in connection with stock options exercised during 2009.

As of January 31, 2009, $1.3 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.5 years.

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of our common stock and other factors. The risk-free interest rates are based on the Government of Canada average bond yields for a period consistent with the expected life of the option in effect at the time of the grant. The expected option life is based on the historical life of our granted options and other factors.

Assumptions used in the Black-Scholes model were as follows:

Year Ended	January 31, 2009		January 31, 2008		January 31, 2007
	Weighted-Average	Range	Weighted-Average	Range	Weighted-Average	Range
Expected dividend yield (%)	-	-	-	-	-	-
Expected volatility (%)	41.2	36.0 to 43.8	56.5	39.2 to 58.2	64.3	59.5 to 66.5
Risk-free rate (%)	3.4	2.7 to 3.4	4.0	3.9 to 4.5	4.0	3.9 to 4.3
Expected option life (years)	5	5	5	5	5	5

A summary of option activity under all of our plans is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in millions)
Balance at January 31, 2008	4,404,854	$3.82
Granted	1,363,031	$3.15
Exercised	(83,250)	$2.24
Forfeited	(289,686)	$3.83
Expired	(100,304)	$10.68
Balance at January 31, 2009	5,294,645	$2.92	4.2	2.2

Vested or expected to vest at January 31, 2009	3,986,586	$3.01	4.0	1.7

Exercisable at January 31, 2009	2,670,216	$2.99	3.1	1.6

The weighted average grant-date fair value of options granted during 2009, 2008 and 2007 was $1.28, $2.15, and $2.10 per share, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was approximately $0.1 million, $2.1 million and $0.2 million, respectively.

Options outstanding and options exercisable as at January 31, 2009 by range of exercise price are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Weighted Average Exercise Price	Number of Stock Options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of Stock Options
$1.10 – $1.10	$1.10	950,400	2.7	$1.10	738,540
$1.79 – $2.31	$2.04	896,190	3.2	$2.04	603,090
$2.49 – $3.15	$2.76	1,758,227	5.4	$2.71	496,608
$3.40 – $4.48	$3.67	1,491,150	4.6	$3.72	633,300
$6.15 – $13.37	$11.30	198,678	1.9	$11.30	198,678
	$2.92	5,294,645	4.2	$2.99	2,670,216

A summary of the status of our non-vested stock options under our shareholder-approved stock option plan as of January 31, 2009 is presented as follows:

	Number of Stock Options Outstanding	Weighted- Average Grant-Date Fair Value per Share
Balance at January 31, 2008	2,373,620	$1.80
Granted	1,363,031	$1.28
Vested	(924,372)	$1.41
Forfeited	(213,200)	$1.77
Balance at January 31, 2009	2,599,079	$1.35

SAB 108

In September 2006, the SEC issued SAB No. 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a “rollover” method which focuses primarily on the income statement impact of misstatements and the “iron curtain” method which focuses primarily on the balance sheet impact of misstatements. The transitional provisions of SAB 108 allow us to adjust retained earnings for the cumulative effect of immaterial errors relating to prior years. We were required to adopt SAB 108 for the year ended January 31, 2007.

In applying SAB 108, we considered the results of a Company-initiated voluntary review of our stock option granting process since 1997, which review was completed by a Special Committee of independent directors with the assistance of independent external legal counsel. This review did not identify any fraud or intentional wrongdoing. The review did identify certain administrative errors that resulted in an aggregate understatement of approximately $1.5 million in non-cash stock-based compensation expense over the seven fiscal years ended January 31, 2006. The identified errors were: (a) certain instances relating to grants made to employees where the list of employees and/or shares allocated to them was not sufficiently definitive for the grant to be deemed final as of the reported grant date ($1.1 million); (b) delays between board approval and the final grant of stock options that departed from our normal practice ($0.3 million); and (c) one grant in 1999 which inadvertently used the wrong exercise price in the grant documents ($0.1 million).

The following table shows the understated non-cash stock-based compensation expense for each of the periods identified together with the understatement expressed as a percentage of net income (loss) for the applicable period:

Year Ended January 31	2006	2005	2004	2003	2002	2001	2000	Total
(thousands of dollars)

Stock-based compensation expense	20	33	63	269	616	451	94	1,546

Net income (loss) as reported	2,989	(55,331)	(38,493)	(138,195)	(58,718)	(31,626)	(21,769)
Percent of net income (loss) as reported	0.68%	0.06%	0.16%	0.19%	1.05%	1.43%	0.43%

Based in part on this analysis, and applying the guidance of SEC Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”), we concluded that the impact of these errors was immaterial to prior fiscal years under the "rollover" method that we have historically used. However, applying the “iron curtain” method identified in SAB 108, we concluded that the cumulative errors were material to our fiscal 2007 consolidated financial statements. Accordingly, our opening accumulated deficit for fiscal 2007 was increased by $1.5 million from $407.7 million to $409.3 million, with an offsetting $1.5 million increase to additional paid-in capital, in accordance with the implementation guidance in SAB 108.

Deferred Share Unit Plan

Our board of directors adopted a deferred share unit plan effective as of June 28, 2004 pursuant to which non-employee directors are eligible to receive grants of deferred share units (“DSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The plan allows each director to choose to receive, in the form of DSUs, all, none or a percentage of the eligible director’s fees which would otherwise be payable in cash. If a director has invested less than the minimum amount of equity in Descartes, as prescribed from time to time by the board of directors (currently $80,000), then the director must take at least 50% of the base annual fee for serving as a director (currently $25,000) in the form of DSUs. Each DSU fully vests upon award but is distributed only when the director ceases to be a member of the board of directors. Vested units are settled in cash based on our common share price when conversion takes place.

A summary of activity under our DSU plan is presented as follows:

Number of DSUs Outstanding
Balance at January 31, 2008	41,861
Granted	21,857
Settled in cash	(6,242)
Balance at January 31, 2009	57,476

As at January 31, 2009, the total DSUs held by participating directors was 57,476, representing an aggregate accrued liability of approximately $155,000 ($158,000 at January 31, 2008). The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to DSUs recognized in our consolidated statements of operations was approximately $30,000, $17,000 and $49,000 for 2009, 2008 and 2007, respectively.

Restricted Share Unit Plan

Our board of directors adopted a restricted share unit plan effective as of May 23, 2007 pursuant to which certain of our employees and outside directors are eligible to receive grants of restricted share units (“RSUs”), each of which has an initial value equal to the weighted-average closing price of our common shares for the five trading days preceding the date of the grant. The RSUs generally become vested based on continued employment and have annual vesting over three- to five-year periods. Vested units are settled in cash based on our common share price when conversion takes place, which is within 30 days following a vesting date and in any event prior to December 31 of the calendar year of a vesting date.

A summary of activity under our RSU plan is presented as follows:

	Number of RSUs Outstanding	Weighted- Average Remaining Contractual Life (years)
Balance at January 31, 2008	195,728
Granted	472,774
Vested and settled in cash	(101,872)
Forfeited	(2,765)
Balance at January 31, 2009	563,865	3.0

Vested at January 31, 2009	9,744	-

Non-vested at January 31, 2009	554,121	3.0

We have recognized the compensation cost of the RSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of approximately $90,000 at January 31, 2009 ($34,000 at January 31, 2008). As at January 31, 2009, the unrecognized aggregate liability for the non-vested RSUs was approximately $1.4 million ($0.7 million at January 31, 2008). The fair value of the RSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to RSUs recognized in our consolidated statements of operations was approximately $0.4 million, $0.3 million and nil for 2009, 2008 and 2007, respectively.

Note 14 – Employee Pension Plans

We maintain various defined contribution benefit plans for our Canadian, US and UK employees. While the specifics of each plan are different in each country, we contribute an amount related to the level of employee contributions. These contributions are subject to maximum limits and vesting provisions, and can be discontinued at our discretion. The pension costs were approximately $0.3 million in each of 2009, 2008 and 2007.

Note 15 – Income Taxes

Income before income taxes is earned in the following tax jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007

Canada	2,430	(2,950)	(1,484)
United States	3,606	7,589	6,466
Other countries	2,953	2,127	(791)
Income before income taxes	8,989	6,766	4,191

Income tax expense (recovery) is incurred in the following jurisdictions:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Current income tax expense
Canada	(122)	(160)	59
United States	409	450	92
Other countries	(31)	33	53
	256	323	204
Deferred income tax expense (recovery)
Canada	(13,495)	-	-
United States	3,650	(16,000)	-
Other countries	(1,890)	-	-
	(11,735)	(16,000)	-
Income tax expense (recovery)	(11,479)	(15,677)	204

The components of the deferred tax assets are as follows:

	January 31,	January 31,
	2009	2008
Current deferred income tax asset:
Accumulated net operating losses:
Canada	1,450	-
United States	3,420	3,000
Europe, Middle East & Africa (“EMEA”) Asia Pacific	585 35	- -
Net current deferred income tax asset	5,490	3,000

Non-current deferred income tax liability:

Difference between tax and accounting basis of intangible assets	(2,945)	(6,554)
Deferred expenses currently deductible	(553)	-
Uncertain tax positions incurred in loss years	(2,359)	(2,868)
	(5,857)	(9,422)
Non-current deferred income tax asset:
Accruals not currently deductible	2,541	1,072
Accumulated net operating losses:
Canada	16,270	20,952
United States	12,060	14,731
EMEA	24,766	34,429
Asia Pacific	4,056	5,999
Accumulated net capital losses:
Canada	398	492
Corporate minimum taxes	913	869
Difference between tax and accounting basis of capital assets	10,759	16,120
Difference between tax and accounting basis of intangible assets	3,537	1,187
Research and development tax credits and expenses	3,627	3,512
Expenses of public offerings	366	659
Other timing differences	12	26
	79,305	100,048

Net non-current deferred income tax asset	73,448	90,626
Valuation allowance	(48,783)	(76,056)
Non-current deferred income tax asset, net of valuation allowance	24,665	14,570

The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized. In determining the valuation allowance, we consider factors by taxing jurisdiction, including our estimated taxable income, our history of losses for tax purposes, our tax planning strategies and the likelihood of success of our tax filing positions, among others. A change to any of these factors could impact the estimated valuation allowance and income tax expense. Based on the weight of positive and negative evidence regarding recoverability of our deferred tax assets, we have recorded a valuation allowance for $48.7 million of our net deferred tax assets of $78.9 million, resulting in a total net deferred tax asset of $30.2 million at January 31, 2009.

As at January 31, 2009, we had not accrued for Canadian income taxes and foreign withholding taxes applicable to approximately $15.0 million of unremitted earnings of subsidiaries operating outside of Canada. These earnings, which we consider to be invested indefinitely, will become subject to these taxes if and when they are remitted as dividends or if we sell our stock in the subsidiaries. We also have not accrued for Canadian and foreign income taxes applicable to approximately $0.4 million of unrealized foreign exchange losses related to loans and advances with and between our subsidiaries. The foreign exchange losses on these loans and advances, which we also consider to be invested indefinitely, will become subject to these taxes if and when the underlying loans and advances are settled. The potential amount of unrecognized deferred Canadian income tax liabilities and foreign withholding and income tax liabilities on the unremitted earnings and foreign exchange gains is not currently practicably determinable.

The provision for income taxes varies from the expected provision at the statutory rates for the reasons detailed in the table below:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Combined basic Canadian statutory rates	33.5%	35.9%	36.1%

Income tax expense based on the above rates	2,925	2,429	1,514
Increase (decrease) in income taxes resulting from:
Permanent differences including amortization of intangibles	2,732	3,223	2,698
Effect of differences between Canadian and foreign tax rates	150	960	(113)
Application of loss carryforwards not previously recognized	(4,150)	(18,549)	(4,028)
Application of research and development tax credits	(27)	(101)	-
Valuation allowance	(13,133)	(3,849)	52
Deferral of tax charges	197	(573)	-
Other	(173)	783	81
Income tax expense (recovery)	(11,479)	(15,677)	204

We have combined income tax loss carryforwards of approximately $217.4 million, which expire as follows:

Expiry year	Canada	United States	EMEA	Asia Pacific	Total
2010	16,246	540	-	302	17,088
2011	-	1,226	4,226	516	5,968
2012	-	883	5,518	770	7,171
2013	-	-	4,171	659	4,830
2014	15,688	-	3,489	528	19,705
2015	-	-	1,912	-	1,912
2016	-	-	-	-	-
2017	-	-	225	-	225
2018	-	3,161	16	-	3,177
2019	-	1,920	-	-	1,920
2020	-	10,688	-	-	10,688
2021	-	3,502	-	-	3,502
2022	-	1,568	-	-	1,568
2023	-	703	-	-	703
2024	-	9,740	-	-	9,740
2025	22,369	7,926	-	-	30,295
2026 2027 2028	165 - 10,857	- - -	- - -	- - -	165 - 10,857
Indefinite	556	-	74,066	13,243	87,865
	65,881	41,857	93,623	16,018	217,379

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits:

	2009	2008
Unrecognized tax benefits as at February 1	4,438	3,194
Gross increases – tax positions in prior periods	3	132
Gross increases – tax positions in the current period	828	1,294
Lapsing of statutes of limitations	(491)	(182)
Unrecognized tax benefits as at January 31	4,778	4,438

We expect that the unrecognized tax benefits will increase within the next 12 months due to uncertain tax positions expected to be taken, although at this time a reasonable estimate of the possible increase cannot be made. Of the $4.8 million of unrecognized tax benefits at January 31, 2009, approximately $4.4 million would impact the effective income tax rate if recognized.

Consistent with our historical financial reporting, we recognize accrued interest and penalties related to unrecognized tax benefits in general and administrative expense. As at January 31, 2009 and January 31, 2008, the unrecognized tax benefits have resulted in no material liability for estimated interest and penalties.

Descartes and our subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions within which they operate. We are no longer subject to income tax examinations by tax authorities in our major tax jurisdictions as follows:

Tax Jurisdiction	Years No Longer Subject to Audit
US Federal	2005 and prior
Canada	2001 and prior
United Kingdom	2002 and prior
Sweden	2002 and prior

Note 16 – Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics technology solutions. The following tables provide our segmented revenue information by geographic area of operation and revenue type:

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Revenues
Canada	8,510	8,851	5,670
Americas, excluding Canada	39,769	34,533	31,914
EMEA	16,399	13,993	12,479
Asia Pacific	1,366	1,648	1,927
	66,044	59,025	51,990

Year Ended	January 31,	January 31,	January 31,
	2009	2008	2007
Revenues
Services	61,024	54,553	46,750
License	5,020	4,472	5,240
	66,044	59,025	51,990

Services revenues are composed of the following: (i) ongoing transactional and/or subscription fees for use of our services and products by our customers; (ii) professional services revenues from consulting, implementation and training services related to our services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of our services and products. License revenues derive from licenses granted to our customers to use our software products.

The following table provides our segmented information by geographic area of operation for our long-lived assets. Long-lived assets represent capital assets that are attributed to individual geographic segments.

	January 31,	January 31,
	2009	2008
Total long-lived assets
Canada	3,449	5,050
Americas, excluding Canada	1,118	1,097
EMEA	311	524
Asia Pacific	10	51
	4,888	6,722

Note 17 – Subsequent Events

a)	Acquisitions

On February 5, 2009, we acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. The acquisition added more than 700 members to our Global Logistics Network™ (“GLN”) and extended our customs compliance solutions. Oceanwide's logistics business (“Oceanwide”) is focused on a web-based, hosted software-as-a-service (“SaaS”) model that we believe is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. The acquired logistics business employed approximately 45 people at offices in Montreal, Quebec and Miami, Florida. We acquired 100% of Oceanwide's US operations and certain Canadian assets and liabilities related to the logistics business. The purchase price for this acquisition, net of working capital received, was approximately $8.4 million in cash plus transaction costs.

On March 10, 2009, we acquired all of the shares of privately-held Scancode Systems Inc. (“Scancode) in an all-cash transaction. Scancode provides its customers with a system that scales from the loading dock to the enterprise, providing up-to-date rates that allow customers to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The purchase price for this acquisition, net of working capital received, was approximately $6.5 million in cash plus transaction costs.

b)	Common Shares

On September 29, 2009, we entered into a binding bought deal share offering in Canada to raise gross proceeds of CAD$40,002,300 (approximately $37.2 million) from a sale of 6,838,000 common shares at a price of CAD$5.85 per share. The Company and certain executive officers and directors agreed to grant the underwriters an over-allotment option to purchase, in aggregate, up to an additional 1,025,700 common shares, being 15% of the common shares to be sold under the offering, at CAD$5.85 per share. We anticipate using the net proceeds of the offering for general corporate purposes and potential future acquisitions. The offering is scheduled to close on October 20, 2009.

Note 18 – SFAS 141R Adjustment

As disclosed in Note 2 above, we retrospectively adjusted our January 31, 2009 consolidated financial statements as a result of adopting SFAS 141R on February 1, 2009. The following table sets forth the effects of the adjustment on our previously reported consolidated balance sheet, consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows as at and for the year ended January 31, 2009. Amounts reflected as “As Previously Reported” represent those amounts included in our previously issued consolidated financial statements for the year ended January 31, 2009. There was no impact on our January 31, 2008 consolidated financial statements.

Consolidated Balance Sheet

January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
Prepaid expenses and other	1,113	(258)	855
Total assets	146,120	(258)	145,862
Accumulated deficit	(362,386)	(258)	(362,644)
Total shareholders’ equity	132,425	(258)	132,167
Total liabilities and shareholders’ equity	146,120	(258)	145,862

Consolidated Statement of Operations

For the Year Ended January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
General and administrative expenses	9,288	258	9,546
Income before income taxes	8,989	(258)	8,731
Net income	20,468	(258)	20,210
Basic earnings per share	0.39	(0.01)	0.38

Consolidated Statement of Shareholders’ Equity

For the Year Ended January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
Net income	20,468	(258)	20,210
Accumulated deficit	(362,386)	(258)	(362,644)
Comprehensive income	18,825	(258)	18,567

Consolidated Statement of Cash Flows

For the Year Ended January 31, 2009

	As Previously Reported	Adjustment	As Adjusted
Net income	20,468	(258)	20,210
Prepaid expenses and other	(177)	258	81

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.

100 University Avenue

Toronto, Ontario M5J 2Y1

North America: (800) 663-9097

International: (416) 263-9200

Computershare Trust Company

12039 West Alameda Parkway

Suite Z-2 Lakewood, Colorado

80228 USA

International: (303) 262-0600

Independent Registered Chartered Accountants

Deloitte & Touche LLP

4210 King Street East

Kitchener, Ontario N2P 2G5

(416) 643-8450

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

(519) 746-8110 ext. 2358

(800) 419-8495

E-mail: investor@descartes.com

www.descartes.com

The Descartes Systems Group Inc.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6

Canada

Phone:	(519) 746-8110

(800) 419-8495

Fax:	(519) 747-0082

info@descartes.com

www.descartes.com